As filed with the Securities and Exchange Commission on April 18, 2003
                       Registration No. 333-_____________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                BILLY DEAD, INC.
                 (Name of Small Business Issuer in its charter)

            Delaware                          7812                     55-0799176
 (State or other jurisdiction of (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)   Classification Code Number)    Identification Number)

                               Charles F. Ryan III
                             Chief Executive Officer
                                2312 Lorenzo Dr.
                          Los Angeles, California 90068
                                  323-962-9873
          (Address and telephone number of principal executive offices)
                                2312 Lorenzo Dr.
                          Los Angeles, California 90068
                                  323-962-9873
     (Address of Principal Place of Business or Intended Place of Business)
                                   Copies to:

           Denis T. Rice, Esq.                   Adam Eilenberg, Esq.
    Howard, Rice, Nemerovski, Canady,              Wesley Paul, Esq.
Falk & Rabkin, A Professional Corporation   Ehrenreich Eilenberg & Krause LLP
  Three Embarcadero Center, Suite 700         11 E. 44th St., 17th Floor
        San Francisco, CA 94111                  New York, NY, 10017
            (415) 434-1600                         (212) 986-9700

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering |_|.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================================================================================
Title of Each Class of Securities                       Proposed Maximum Aggregate    Amount of Registration Fee
to be Registered                                            Offering Price (1)
----------------------------------------------------------------------------------------------------------------
Series A preferred stock, par value $0.001 per share            $8,394,750                      $679.14
================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) of the Securities Act and based upon 900,000 shares of Series A preferred stock to be sold in this offering and 54,000 shares issuable upon the exercise of the Underwriter's
      Warrants: 18,000 Underwriter's Warrants at an exercise price of $9.19; 18,000 Underwriter's Warrants at an exercise price of $9.63; and 18,000 Underwriter's Warrants at an exercise price of $10.06.

Billy Dead, Inc. may amend this registration statement on such date or dates as may be necessary to delay its effective date until a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                                                         Initial Public Offering
                                                              Prospectus

                                     BILLY
                                     DEAD INC [LOGO]

                   900,000 Shares of Series A Preferred Stock
                   Offering Price estimated at $8.75 per share

The Offering

                           Per
                          Share      Total
                          ------------------
Public offering price     $8.75  $7,875,000
Underwriting commission   $ .61    $549,000
Proceeds to us            $8.14  $7,326,000

  Intended Quotation System: OTCBB

Billy Dead, Inc. is a Delaware corporation formed recently to develop, produce and market a feature-length motion picture tentatively titled "Billy Dead".

No public market currently exists for our shares. We determined the initial public offering price of the preferred shares we are offering, based on the amount of capital projected to make the motion picture, hence the per share price bears no relation to our earnings, assets, book value, net worth, or any other recognized criteria of value.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our underwriter will sell our shares of Series A preferred stock on a best efforts, all-or-none basis and will receive a commission of 7% with respect to those sales. This offering will end 90 days from the date of this prospectus, which may be extended an additional 90 days. All proceeds from the offering will be deposited into an escrow account with J. P. Morgan Chase Bank until the offering is completed. If all the shares are sold within the offering period, the proceeds of the offering will be released to us at closing. If all the shares are not sold within the offering period, the escrowed funds will be promptly returned to subscribers with interest, after deduction of applicable fees and expenses of escrow.

                                CIVILIAN capital

                   Subject to Completion, Dated April 18, 2003

                          [Inside Cover of Prospectus]

Table of Contents

Summary ..................................................................    1
Risk Factors .............................................................    5
Conflicts of Interest ....................................................   17
Special Note Regarding Forward-Looking Statements ........................   18
Dividend Policy ..........................................................   19
Capitalization ...........................................................   20
The Company ..............................................................   21
The Motion Picture Industry ..............................................   38
Management's Plan of Operation ...........................................   45
Use of Proceeds ..........................................................   50
Management ...............................................................   51
Related Party Transactions ...............................................   57
Principal Stockholders ...................................................   58
Description of Securities ................................................   59
Underwriting .............................................................   62
Legal Matters ............................................................   65
Experts ..................................................................   65
Additional Information ...................................................   65
Index to Financial Statements ............................................   F-1

          Until ______, 2003, 90 days after the date of this prospectus, all dealers that buy, sell or trade in our securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter with respect to its unsold allotment or subscription.

      Summary

      This summary highlights information contained elsewhere in this prospectus. To fully understand this offering you should read the entire prospectus carefully, including the risk factors and the financial statements.

      We are a development stage Delaware corporation formed in September 2002 to develop, produce and market a feature-length motion picture tentatively titled "Billy Dead" which we refer to in this prospectus as the "Film". The Film is based upon a novel by Lisa Reardon published in 1998 which was described by "Daily Variety" magazine as a "murder mystery that portrays a troubled, working-class Michigan family and the long pent-up secrets of violence and incest that emerge in the aftermath of a brother's death." We plan to utilize the funds from this offering to produce the Film, to pay for expenses associated with the commercialization of the Film, and to finance our general corporate expenses. Our revenues will be generated through commercial licensing of the Film's distribution rights.

      Keith Gordon has agreed to direct the Film. Mr. Gordon is an internationally recognized director whose previous movies include "Waking the Dead", starring Jennifer Connelly and Billy Crudup, "Mother Night", starring Nick Nolte, "A Midnight Clear", starring Ethan Hawke and Gary Sinese, and the upcoming "The Singing Detective", which stars Robert Downey Jr., features Mel Gibson and is scheduled for release by Paramount Classics in October 2003. The current draft of the screenplay for "Billy Dead" was written by Mr. Gordon, based on the novel.

      Ethan Hawke has assisted in the development of the Film, is acting as an Executive Producer on the Film, and has expressed in writing an interest in playing the lead role in the Film. Mr. Hawke has starred in numerous feature films, including "Dead Poets Society", "Before Sunrise" and "Gattaca". In 2001, Mr. Hawke was nominated for an Academy Award(TM) for his role opposite Denzel Washington in "Training Day".

      Julie Lynn has agreed to produce the Film. Ms. Lynn, an officer and director of the Company, previously worked as an associate producer on the films "Still Breathing", "Kill the Man" and "Twin Falls Idaho"; and co-produced the Emmy Award winning HBO film "Wit", directed by Mike Nichols, as well as the drama "Joe and Max". Recently Ms. Lynn supervised production of the horse unit for Gary Ross's "Seabiscuit" which was produced for Universal Pictures, Dreamworks Entertainment and Spyglass Entertainment and is scheduled for release in the summer of 2003.

      Erwin Stoff, a partner of talent management company 3 Arts Entertainment, has agreed to work with Mr. Hawke as an Executive Producer for the Film. Mr. Stoff's previous films as an Executive Producer include "The Matrix" and "Austin Powers -- The Spy Who Shagged Me".

      We will manage the Film through four production phases including development, pre-production, principal photography and post-production. After we produce the Film we intend to license the distribution rights for the world-wide exhibition of the Film to an established distribution company. We expect the Film to generate revenues from multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television.

      Once we have maximized the Film's distribution revenues, we intend to sell or assign all remaining intellectual property rights to the Film, dissolve the Company and distribute all our remaining assets, including proceeds from the disposition of the Film, to our stockholders in the form of cash.

      The Series A preferred stock sold in this offering will have a liquidation preference of $8.75 per share. This liquidation preference gives the Series A preferred stock holders the right to receive $8.75 per share before any distributions are made to holders of the Company's common stock upon dissolution. After the Holders of the preferred stock have received their liquidation preference of $8.75 per share, 80% of any remaining net assets will be distributed to the Series A preferred stockholders and 20% will be distributed to the common stockholders.

      In order to attract high quality cast, crew and management, it is customary in the motion picture industry to pay certain personnel a portion of their compensation contingent upon the performance of the Film. We intend to pay certain cast members and other personnel such contingent compensation. The contingent compensation will equal 37.5% of our "adjusted cash balances", which will consist of the cash available to our Company after reserving for the Series A liquidation preference on behalf of our Series A stockholders and reserving for additional foreseeable contingent liabilities.

      It is also customary in the motion picture industry to obtain a specialized form of insurance, known as a completion bond, for the protection of investors. Under the terms of a completion bond, if additional funds are needed to complete the Film, the issuer of the bond will be required to either pay the additional amount needed or reimburse us for any expenditures toward the production of the Film.

      Corporate Information

      We are a development stage Delaware corporation. We incorporated in September 2002, and our principal offices are located at 2312 Lorenzo Dr., Los Angeles, California 90068. Our phone number is 323-962-9873 and our web site is www.billydeadthemovie.com. The information contained on our web site is not part of this prospectus.

      The Offering

      Series A preferred stock offered:       900,000 shares

      Estimated offering price:               $8.75

      Series A preferred stock to be          900,000 shares
      outstanding after this offering:

      Use of proceeds:                        Production funds and
                                              general corporate overhead.

      Intended Quotation System:              OTCBB

      The above information, and unless otherwise indicated, all information in this prospectus is based on the following information as of April 18, 2003:

      o assumes the sale of all of the shares of Series A preferred stock offered by this prospectus; and

      o assumes no exercise by the underwriters of their warrants to purchase an additional 54,000 shares of Series A preferred stock.

The underwriter is conducting this offering on a best-efforts, all-or-none basis. The underwriter has made no commitment to purchase all or any part of the shares being sold in this offering. The offering will continue for a period of 90 days from the date of this prospectus, which may be extended by an additional 90 days. All proceeds of this offering will be deposited into an escrow account with J. P. Morgan Chase Bank until the offering is completed. If all of the shares are sold within the offering period, the proceeds of the offering will be released to us. If all the shares are not sold within the offering period, the offering will be cancelled and the money held in escrow will be returned to subscribers with interest, after deduction of applicable fees and expenses of escrow. See "Underwriting".

Summary Financial and Operating Data

We were formed solely for the purpose of producing a feature-length motion picture tentatively titled "Billy Dead". Our activities to date have consisted primarily of organizational activities, such as issuing stock to our founders and establishing a line of credit, and preparing for this offering, through which we intend to raise the majority of our operational capital. If this offering is not successful most of our obligations will revert to other parties and the Company will dissolve.

The following is a summary of our operating data as of December 31, 2002 and should be read in conjunction with Management's Plan of Operation, our financial statements and the notes to the financial statements appearing elsewhere in this prospectus:

Statement of Operations
     Revenues ......................................................          --
          Operating Expenses
                General and Administrative .........................   $  10,418
                                                                       ---------
          Total Operating Expenses .................................   $  10,418
                                                                       ---------
     Operating Loss ................................................    ($10,418)
     Other Income ..................................................          --
     Other Expenses ................................................          --
                                                                       ---------
     Net Loss ......................................................    ($10,418)
                                                                       =========

     Basic and Diluted loss per share ..............................     ($0.025)
                                                                       =========
     Weighted Average Number of shares outstanding .................     423,273
                                                                       =========

Balance Sheet
     Assets
          Current Assets
               Cash ................................................   $  25,000
               Deferred Offering Costs .............................   $  13,978
               Due From Stockholders ...............................   $     900
                                                                       ---------
          Total Current Assets .....................................   $  39,878
          Other Assets
               Film Costs ..........................................   $   4,485
                                                                       ---------
         Total Other Assets ........................................   $   4,485
                                                                       ---------
    Total Assets ...................................................   $  44,363
                                                                       =========
    Liabilities
          Current Liabilities
               Line of Credit ......................................   $  25,000
               Accounts Payable and Accrued Expenses ...............   $   8,815
               Accounts Payable - Related Party ....................   $  20,066
                                                                       ---------
          Total Current Liabilities ................................   $  53,881
                                                                       ---------
    Total Liabilities ..............................................   $  53,881
    Stockholders' Deficit
          Preferred Stock $0.001 par value, 954,000 shares
              authorized, none issued and outstanding. Liquidation
              preference: up to $8.75 per share, then 4:1 preference
              to common stock ......................................          --
          Common Stock $0.001 par value, 900,000
              shares authorized, issued and outstanding ............   $     900
          Additional Paid In Capital ...............................          --
          Deficit Accumulated During Development Stage .............    ($10,418)
                                                                       ---------
    Total Stockholders Deficit .....................................     ($9,518)
                                                                       ---------
    Total Liabilities & Stockholders' Deficit ......................   $  44,363
                                                                       =========

Risk Factors

In addition to information found later in this prospectus, you should carefully consider the risks described below before deciding whether to invest in our Series A preferred stock. If any of the following risks occur, our business, financial condition or results of operations could be adversely affected, the trading price of our Series A preferred stock could decline, and you may lose all or part of your investment.

Risks Relating to our Business

Our Film may be commercially unsuccessful.

Producing the Film will involve substantial risks, because it requires that we spend significant funds based entirely on our preliminary evaluation of the Film's commercial potential. It is impossible to predict the success of any film before its production starts. The ability of the Film to generate revenues will depend upon a variety of unpredictable factors, including:

o     public taste, which is always subject to change;

o the quantity and popularity of other films and leisure activities available to audiences upon the Film's release;

o the competition for exhibition at movie theatres, through video retailers, on cable television and through other forms of distribution; and

o     the fact that not all films are distributed in all media.

For any of these reasons, the Film may be commercially unsuccessful and our business may suffer. See "The Motion Picture Industry".

Our success depends entirely upon a single film.

Most companies that finance movies, particularly major studios such as the Walt Disney Studios and Universal Pictures, diversify their risk by producing groups of films. This diversification reduces the impact of a single movie's commercial success or failure. Our success, however, will depend entirely upon a single movie. If the Film is commercially unsuccessful, we will have no alternate sources of revenue. See "Management's Plan of Operation".

We compete with better capitalized companies.

The movie industry is a highly competitive business. We will compete with both major production studios and smaller independent producers for personnel, exhibition outlets and the public's interest. Most of these companies have greater financial and personnel resources than we do. In particular, theaters are more likely to exhibit feature films with substantial studio marketing budgets. Even if we are able to complete the Film and obtain distribution, it is unclear how much will be spent on marketing to promote the Film by our distributors. See "The Motion Picture Industry".

Our success depends on several key persons.

We are highly dependent upon the experience, ability and continued service of director Keith Gordon and producer Julie Lynn. The loss of the services of either Mr. Gordon or Ms. Lynn could harm our business. Ethan Hawke, who is an

Executive Producer on the Film, has also provided us with a written expression of interest in playing the lead role in the Film. If we are unable to reach a final agreement with Mr. Hawke to perform in the Film, the Film's marketing appeal could be greatly diminished.

We will require many other highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although we expect to find high quality candidates to fill these positions, they may be unwilling to work for us under acceptable terms. This could delay production or reduce the quality of the Film, which would impair our revenues. Also, many of these positions could require us to hire members of unions or guilds. As a result, our ability to terminate unsatisfactory or non-performing workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Film and significantly increase costs.

There may be a substantial delay between the completion of this offering and the production of the Film.

Movie producers are often involved in several projects at the same time and Ms. Lynn is currently seeking financing for additional projects. Mr. Gordon is an active director who is often presented with opportunities to direct movies other than the Film. In addition, independent contractors needed to produce the Film, such as Mr. Hawke, often have commitments to more than one movie project. Mr. Hawke currently has such commitments.

Mr. Gordon, Ms. Lynn, Mr. Hawke, or any other actor playing a leading role, will need to complete, delay or abandon such existing or potential obligations before production on the Film begins. While we intend to begin production of the Film as soon as practical after the completion of this offering, we have no way of predicting the availability of our principal cast and creative staff. In addition, a significant portion of the Film is portrayed in flashback scenes. We will therefore need to cast younger actors resembling our lead actors, which may be time consuming. Therefore, we have no way of predicting when we will begin production of the Film. See "The Company -- Production of the Film".

During this period we intend to invest the proceeds of this offering in interest-bearing, investment-grade corporate and government securities. See "Use of Proceeds". Nevertheless, any delay in the start of production would also delay the completion of production, and we cannot generate revenues until the Film has been completed. General overhead and administrative costs will be incurred by the Company during this period, which means such a delay would also increase our expenses and reduce your potential return.

We may decide to replace key members of our production team if they are unable to perform their duties within our schedule.

As is customary in the movie business the agreements we enter into during the course of pre-production, including our current agreements with Mr. Gordon, Ms. Lynn, and the written expression of interest we have received from Mr. Hawke, are contingent upon our ability to accommodate their availability. While we do not anticipate that Mr. Gordon, Ms. Lynn or Mr. Hawke (if we reach a final agreement with him) will be unavailable to work on the Film, the substantial delay between the execution of our current agreements and the completion of this offering creates a degree of uncertainty. In the event that we are unable to accommodate the schedules of any of our key participants, we may decide to produce the Film with replacements who we deem suitable. However, such replacements may impact our Film's performance and adversely affect our revenues.

We may be unable to obtain a completion bond.

Our certificate of incorporation requires us to obtain a completion bond from a completion bond company before we begin production of the Film. A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if we require additional funds to complete the Film by the delivery date, the completion bond company will either disburse these funds or cause us to abandon production and repay our expenditures toward the production of the Film. See "The Company -- Production of the Film".

We do not currently have an agreement in place with a completion bond company but believe that we can obtain a completion bond within our budget estimates. However, if we are unable to obtain a completion bond on acceptable terms, we cannot begin production. This would force us to dissolve and return our remaining assets to stockholders. Because we will not have produced the Film, we will not have generated enough revenues to become profitable. In addition, because we will incur expenses associated with both this offering, general corporate overhead and startup costs and with the attempt to obtain a completion bond, we would be unable to return to stockholders the entire amount of their initial investment. See "Management's Plan of Operation".

A completion bond will not protect us against certain losses.

A completion bond will be subject to a number of important limitations and will not reimburse us for losses that result from certain occurrences. These include but are not limited to losses related to:

o     distribution expenses;

o     residual payments due to creative guilds, such as the Screen Actors Guild;

o gross or net profit participations granted as contingent compensation to actors or production personnel;

o     the failure of the Film to achieve artistic or commercial success;

o elements of the Film that are not included in the approved screenplay, budget or production schedule;

o     our insolvency;

o     our committing illegal or fraudulent acts;

o     our violation of any collective bargaining agreements;

o our failure to obtain any necessary rights to use copyrighted works, such as music;

o     our failure to obtain required insurance coverage;

o our failure to fulfill any conditions required by cast members that causes them to abandon their commitment to the Film;

o currency fluctuations in the event that we produce the Film in another country, such as Canada;

o     natural disasters; or

o     acts of war.

Any losses that might result from these events would not be covered by a completion bond and would harm our operating results. See "The Company -- Production of the Film".

A completion bond company may take control of our production if we do not complete the Film on schedule and within budget, which may affect the artistic integrity and commercial viability of the Film.

Our failure to complete the Film on schedule or within budget could result in the completion bond company taking over production on behalf of the investors. If a completion bond company takes over production, it has the right to replace members of our production team, including Mr. Gordon and Ms. Lynn. The loss of Mr. Gordon or Ms. Lynn may reduce the quality of the finished film, limit our ability to promote the Film, or force us to make changes in our management, all of which may harm our business. See "The Company -- Production of the Film".

If we do not complete the Film on schedule or within budget, our ability to generate revenue may be diminished or delayed.

Our success depends on our ability to complete the Film on schedule and within budget. We believe that our production schedule and budget estimates for the Film are reasonable. In addition, our schedule and budget must be reviewed and approved by a completion bond company before we can obtain a completion bond. Nevertheless, our ability to adhere to our schedule and budget face many uncertainties, including but not limited to:

o whether we can attract suitable production and creative staff within our budget;

o     the timing of the availability of our principal cast members;

o the continued health of our director, producer, actors and other key personnel;

o our ability to cast younger actors resembling our lead actors for certain flashback scenes;

o     delays caused by unpredictable weather;

o     the availability and affordability of desirable locations; and

o our ability to secure appropriate facilities for post-production work in a timely fashion.

Therefore, we cannot be certain that production of the Film will occur on schedule or within budget. If we are forced to exceed our production budget for unforeseen problems, we may be required to raise additional capital in the form of short-term debt to complete the picture. We would be required to pay this debt obligation, including any accrued interest, prior to generating proceeds to the Company's shareholders. If we do not complete the Film on schedule its distribution will be delayed and it will increase the time before we begin to generate revenues. During this period the Company will continue to incur overhead costs, which may reduce the ultimate financial return to shareholders. See "The Company -- Production of the Film -- Budget Contingencies" and "The Motion Picture Industry -- Motion Picture Distribution".

We may be unable to find sufficient distribution.

Because we lack the resources to distribute the Film ourselves, we plan to enter into distribution agreements with established distribution companies. As a result, we will lack the security of obtaining distribution agreements or revenue guarantees before funds are spent on production. In addition, if we are unable to obtain theatrical distribution on acceptable terms, we may evaluate other alternatives such as retaining a distributor as an independent contractor or bypassing theatrical distribution altogether. If we retain a distributor as an independent contractor we may need to seek additional financing to cover this cost. If we bypass theatrical distribution and attempt to release the Film directly to pay cable or home video, we will probably not generate enough revenues to become profitable. If we are unable to obtain adequate distribution or additional financing to release the Film ourselves, we will have no ability to generate revenues. See "The Company -- Strategy For Licensing the Film's Distribution Rights".

Distributors are more likely to maximize a film's revenues when their own funds are at risk.

We intend to use the proceeds from this offering to finance the Film and therefore we will not depend upon funds from a distributor in order to produce the Film. A distributor may expend more time and resources marketing a film when its own funds are at risk. If a distributor does not sufficiently market our Film, our revenues may be reduced.

Distributors may spend more to market the Film than will be justified by our ultimate box office success.

It is impossible to predict the Film's ultimate success at the box office. If a distributor anticipates a large return at the box office, it may spend a great deal to market the Film in advance of its release. These marketing costs are usually deducted from the returns the distributor pays to a producer, such as the Company. While this strategy is intended to maximize a film's ultimate success, it may decrease our eventual returns if the Film is not sufficiently successful.

Accounting of our share of box office receipts will be outside of our direct control and we may be unable to get accurate accounting from a distributor.

We believe that financing the Film independently may give us certain advantages in negotiating a distribution arrangement. For instance, we expect that we will be able to negotiate certain audit rights that will help mitigate the risk of a distributor misstating or otherwise manipulating revenues owed to the Company. In addition, a distributor's ability to make timely payments and reputation for accurate accounting will be primary considerations when negotiating a distribution arrangement. Nonetheless, while we intend to request certain audit rights which are customarily granted, distributors are often in a position to account for revenues in a manner that makes it difficult for an audit to determine a producer's actual share of revenues. There are also certain costs associated with audits that are outside of the normal course of our operations. Therefore, there is no assurance that we will be able to get an accurate accounting of revenues owed to the Company or that audits will reveal gains in revenues to the Company which outweigh the costs of the audit.

If we decide to dissolve, we may be unable to sell our assets for adequate value.

When we determine that we have licensed or otherwise commercialized the majority of the Film's rights, we intend to sell our remaining assets, distribute the proceeds to our stockholders and dissolve the Company. Liquidation of our assets will consist of selling any residual rights we have retained to license the Film for exhibition or otherwise assign our copyrights and trademarks.

We cannot be certain of finding a suitable buyer for these assets before we incur losses. If we are unable to find a suitable buyer in a timely manner, we will be forced to sell our assets for less than their present value or wait until we find a more attractive offer. If we choose to wait, we will incur expenses in the meantime, reducing the amount we can distribute to stockholders. See "Management's Plan of Operation".

If we dissolve, we may not have sufficient assets for our stockholders to recover their investment.

Once we have reserved $8.75 per share on behalf of the Series A preferred shareholders and distributed 37.5% of our remaining "adjusted cash balances" as contingent compensation, we intend to reserve 80% of any remaining holdings on behalf of the Class A preferred stockholders and 20% on behalf of the common stockholders.

If we dissolve, our assets available for distribution will be based primarily upon the commercial success of the Film. In addition, the assets available for distribution to shareholders will also be affected by:

o     the price we obtain for the Film's residual rights;

o any unanticipated liabilities or expenses that arise in connection with the production of the Film;

o     any reimbursements we may receive from a completion bond company; and

o     any impact from corporate taxation.

All of these factors involve amounts that are impossible to predict. Therefore, you cannot be certain that any assets will remain after we dissolve or that our distribution of these assets will allow you to recover your full investment.

If we dissolve, our stockholders may be liable for future claims.

If we decide to dissolve the Company, we will notify all current and former employees, contractors and creditors and give them a reasonable period of time to alert us of any remaining obligations. We will then pay all known obligations of the Company and set aside a contingency for future claims that we believe are reasonably likely to arise.

By giving potential claimants reasonable notice of our intention to dissolve and setting aside these amounts, we do not anticipate having any additional obligations, pending claims, or future claims reasonably likely to arise within ten years of dissolution.

However, there is no guarantee that unanticipated claims will not be brought against us after we dissolve. If the amounts we have set aside are insufficient to satisfy those claims, then under the Delaware General Corporation Law each of our stockholders will be liable for the lesser of his or her proportionate share of the claims or the aggregate amount of any distributions we have made to the stockholder.

Our results of operations may vary depending upon our ability to project the Film's revenues.

In accordance with U.S. generally accepted accounting principles (GAAP) for the motion picture industry, we intend to amortize our production costs based on current estimates of the total revenues we expect to receive from the Film. We are required to regularly review these estimates and revise them when necessary. As a result, our results of operations may vary from quarter to quarter based on our revisions in estimates caused by changes in economic conditions affecting the motion picture industry in general and the viewing audience in particular. A downward revision in our revenue estimates would potentially require a change in the amortization rate of film costs resulting in reduced or negative quarterly earnings. See "Management's Plan of Operation".

International trade risks and fluctuations in currency exchange rates could decrease our revenues.

Although we intend to transact our foreign business in United States dollars, fluctuations in foreign exchange rates may adversely affect our results of operations because changes in the values of foreign currencies relative to the value of the United States dollar could make it comparatively less profitable to exhibit the Film in certain territories. This would adversely affect our business.

We have no operating history.

Prior to the Company's recent formation we had no operating history from which to evaluate our operating performance, our potential for success, or our ability to produce the Film.

We face many risks inherent in a start-up business, including difficulties and delays frequently encountered in connection with the commencement of operations, operational difficulties and our potential underestimation of initial and ongoing costs.

While our management team has experience in strategy, finance, operations and various aspects of movie production and marketing, we intend to retain experienced personnel to assist us in producing and commercializing the Film. However, the Company has no history of producing or distributing movies. Therefore, there is no historical basis on which to evaluate the Company's ability to produce or commercialize the Film.

While some of the personnel associated with the Company have been associated with commercially successful movies in the past, we cannot be certain that the Film will enjoy the same degree of success or that we will ever achieve profitability.

The Film contains mature themes and may be subject to ratings restrictions and censorship.

Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon the Film ultimately receiving a rating from the Motion Picture Association of America, or MPAA, that is no more restrictive than R.

We intend to produce the Film in such a manner that it will ultimately receive an R rating. However, due to the subjective nature of MPAA ratings, the Film may be unable to obtain a rating less restrictive than NC-17 without substantial editing. Our ability to edit the Film will be restricted by our agreements with Mr. Gordon, who has final approval over editing decisions on the Film. Furthermore, even if the Film is able to obtain a rating less restrictive than NC-17, we may choose to exhibit the Film in an uncensored form without an MPAA rating. If we decide to exhibit the Film unrated, we will do so because we believe that this strategy will generate more revenue than the alternative of releasing the Film in a truncated or censored form.

Although certain films are released in an unrated form, this could potentially cause a reduction in marketing and advertising support from a distributor, resulting in fewer distribution venues and thus a smaller audience. Therefore it is difficult to predict the impact on our revenues of releasing the Film unrated or editing the Film further.

In addition, censors in certain foreign jurisdictions might find elements of the Film to be objectionable. We may be forced to make revisions before exhibiting the Film in these jurisdictions further adding to our expenses. The release of the Film in certain jurisdictions may be denied regardless of revisions. These occurrences would reduce our international revenues. See "The Motion Picture Industry -- Motion Picture Distribution".

Risks Related to this Offering

Our preferred stock is not listed or quoted at the present time and an active trading market might not develop.

The Company does not meet the minimal standards for listing on the Nasdaq National Market or SmallCap Market exchanges. We will therefore seek to have our Series A preferred stock quoted on the OTC Bulletin Board, commonly known as the OTCBB. However, inclusion on the OTCBB, if granted, does not guarantee that an active and liquid trading market will develop.

OTCBB stocks are equity securities that are not traded on Nasdaq or listed on an organized exchange and are instead quoted through a separate quotation system. As a consequence, market data such as quotes, volume and market size may not be as up-to-date as it is for securities listed on the Nasdaq National Market or SmallCap Market exchanges.

If you attempt to trade shares of our Series A preferred stock, you may find that these shares have limited liquidity, meaning that your order may be only partially executed or may not be executed at all. This will depend on the number of shares you wish to trade and the number of market makers available. In addition, because of the large spreads typical between an OTCBB market maker's bid and ask prices for a particular security, you may experience significant losses if you need to sell your shares immediately after this offering. If the bid price for our Series A preferred shares is much lower than the ask price, you will not be able to sell your shares at a profit unless the market value of the stock rises substantially.

In 2003 the NASD plans to launch a new market, the Bulletin Board Exchange, also known as the BBX. This market will eventually take the place of the OTCBB, which will be phased out. The BBX will have minimal qualitative listing criteria for issuers relating to public float and number of stockholders as well as certain minimal corporate governance requirements. Although these guidelines have not yet been adopted and are still subject to approval by the Securities and Exchange Commission, or SEC, proposed guidelines have been released. Based on these proposed guidelines, we anticipate that we will be able to satisfy the listing standards for the BBX and therefore will continue to have our stock price quoted once the OTCBB is eliminated. However, our failure to obtain or maintain a listing on the BBX following the elimination of the OTCBB would result in our Series A preferred stock being traded on an OTC electronic quotation system known as the Pink Sheets Electronic Quotation System. That system is substantially similar in its workings to the OTCBB.

Even if our Series A preferred stock is able to trade, the market price may be volatile which could result in litigation.

The offering price of our Series A preferred stock was determined by us and by our underwriter, Civilian Capital, and was based upon the amount of capital projected to make the Film, without considering assets, earnings, book value or any other objective standard of financial valuation. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, investors may be unable to resell their shares for more than the offering price even if our operating results are positive.

The price at which shares of our Series A preferred stock might trade may fluctuate substantially due to factors such as:

o     the Film's performance at the box office;

o     conditions in the entertainment industry, particularly the movie industry;

o competitive trends, including the box office performance of other independently produced films;

o     the agreement of well known actors to perform in the Film;

o the commercial and critical success of other films released by people associated with the Film; and

o     the reception of the Film at film festivals and by movie critics.

All of these factors, coupled with the recent increase in the volume of trading in OTCBB securities, could result in wide price fluctuations.

In the past, class action litigation has often been brought against an issuer following periods of volatility in the market price of its securities. We could become involved in this type of litigation in the future, which is often costly and would divert both our resources and our management's attention away from running our core business.

If our Series A preferred stock ever becomes a "penny stock," broker-dealers that trade in our stock will be subject to extensive additional regulation.

Depending upon a variety of factors that are outside of our control, if our Series A preferred stock is able to trade on the OTCBB it may fall within the definition of a "penny stock" set forth in Rule 3a51-1(a) under the Securities Exchange Act of 1934, as amended, commonly referred to as the 1934 Act. Under this act, our stock would be considered a penny stock unless it meets at least one of the following criteria:

o the highest bid displayed for our stock on the OTCBB is $5 or more, and at least two market makers are currently displaying bid and ask quotations for our stock at specified prices;

o we have net tangible assets of at least $5 million or, if we have been in existence for more than three years, $2 million; or

o our average revenues during the previous three years are at least $6 million.

Therefore if, for example, our Series A preferred stock were to drop in price below $5 per share, it would almost certainly be considered a penny stock. Rules under the 1934 Act impose an extensive series of disclosure obligations and sales practice requirements on brokers who sell penny stocks to persons other than established customers, institutional investors or wealthy individuals, including requirements that:

o a broker must deliver a standardized risk disclosure document before opening an account for a customer to whom they recommend either the purchase or sale of a penny stock (Rule 15g-2);

o a broker must make specific disclosures when they sell a penny stock to, or purchase a penny stock from, a customer (Rules 15g-3, 15g-4 and 15g-5);

o if the purchase was recommended by the broker, the customer must be provided with a uniquely tailored monthly statement (Rule 15g-6); and

o before a customer is allowed to purchase penny stocks, a broker recommending penny stocks must document the customer's suitability and obtain a written agreement from the customer (Rule 15g-9).

If our Series A preferred stock falls under the definition of a penny stock at any time, these rules would restrict the ability of brokers to find buyers, which would restrict your ability to sell shares in the secondary market.

This offering will be canceled if we cannot sell all of the shares.

The underwriter, Civilian Capital, is conducting this offering on a best-efforts, all-or-none basis. This means Civilian Capital has made no commitment to purchase any of our Series A preferred stock. It also means the offering will be canceled and no shares will be issued nor any underwriting fees or commissions paid unless

Civilian Capital sells the entire offering within the offering period. See "Underwriting".

Our underwriter has limited experience.

Civilian Capital became a member of the NASD in October 2000, with the intention of offering and selling securities of entertainment companies which produce films and other entertainment projects. Although certain principals of Civilian Capital have extensive experience in the securities industry, the underwriter has not participated in any other public offering, whether as a syndicate member, managing underwriter or member of a selling group. The limited experience of Civilian Capital may adversely affect the offering of our Series A preferred stock.

This offering will be marketed largely over the Internet by our underwriter and there will not be extensive traditional selling efforts.

Civilian Capital intends to contact prospective investors by publicizing our offering through a posting on its website and by e-mail and other solicitation of prospective investors from selected Internet databases. Prospective investors who so consent will receive a prospectus through electronic delivery. Civilian Capital may also contact prospective investors through traditional selling efforts. However, Civilian Capital does not maintain a traditional retail sales force and does not anticipate working with our management in an extensive "road show" to meet potential investors. If the underwriter is not able to obtain significant interest in this offering from its website and other Internet marketing, the offering may not be completed.

Our management may have the ability to control matters requiring stockholder approval.

Upon completion of this offering, there will be 900,000 shares of common stock outstanding issued to our founders, our management and our board of directors, and 900,000 shares of Series A preferred stock issued to investors in this offering. Since each share of Series A preferred stock has only one-half vote per share, our founders and management will exercise effective control over a majority of the voting stock of the Company. If our founders and management act together, they can significantly influence matters requiring stockholder approval, including the election of our directors, our entering into of a distribution agreement for the Film, the cessation of all or a substantial part of our business or the dissolution of the Company.

However, our amended and restated certificate of incorporation provides that certain other significant matters require an additional level of stockholder approval -- approval by a majority of the shares of Series A preferred stock actually voting. Examples of these significant matters include:

o     amendments to the certificate of incorporation;

o     the approval of a merger;

o     any additional offerings of shares in the Company;

o     making any additional film other than a sequel to the Film; and

o selling all of our assets (other than as part of a film distribution arrangement).

Finally, the highest level of stockholder approval is required for any transaction relating to a material part of our assets that is between us and any of our affiliates. In that instance, approval requires the vote of 50% of all voting stock outstanding as well as a majority of the shares of Series A preferred stock outstanding.

For those matters requiring approval of only 50% of the voting shares outstanding, such as the authorization of a film distribution, licensing or sale arrangement, the requisite approval could be obtained solely from our shares of common stock, without needing any votes from the holders of the Series A preferred stock. As a result, we would not be required to solicit proxies for your approval in such situations. Instead, we would only be required to notify our stockholders no less than ten days prior to the anticipated closing of the proposed distribution, licensing or sale arrangements. See "Principal Stockholders" and "Description of Securities."

Our certificate of incorporation and bylaws, as well as Delaware law, may discourage a takeover of the Company.

Certain provisions of our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law, give our board of directors the power to delay, discourage or prevent a takeover of the Company. These provisions may discourage bids for our stock at a premium over the market price and may adversely affect the market price, voting rights and other rights of the holders of our Series A preferred stock. See "Description of Securities".

Civilian Capital may continue to have influence over us.

Following the completion of this offering, Civilian Capital has the option to designate one person for election to our board of directors for up to three years from the effective date of the registration statement. Of our three directors, our sole independent director, Brett Young, is the designee of Civilian Capital. Accordingly, Civilian Capital will continue to have influence over our operations following the completion of this offering, and its interests may not be consistent with those of our stockholders. Civilian Capital's designee on our board of directors could be in a position to cast a deciding vote on matters of importance.

Conflicts of Interest

Civilian Capital

Mr. Gordon, Mr. Hawke, Mr. Stoff and Ms. Lynn each participated in developing "Billy Dead" into a feature film prior to being approached by the underwriter of this offering, Civilian Capital. Because they had not originally planned on financing the Film through a public offering, Civilian Capital has played a larger role in the Company's formation and in the development of this offering than an underwriter would traditionally. Civilian Capital's activities in connection with both our formation and with this offering have included helping to locate our officers and board of directors, our legal counsel for securities and general corporate matters, and our independent auditors.

In addition, the Chief Executive Officer of Civilian Capital has co-signed personally for a line of credit we obtained in December 2002. This line of credit is being used to cover incorporation expenses, certain development expenses, and certain legal and accounting fees we will incur as a result of this offering. We have agreed to repay it in full out of the proceeds of this offering.

Civilian Capital's parent company, Civilian Pictures, Inc. -- which we refer to in this prospectus as Civilian Pictures -- has granted options to purchase shares of its common stock to Mr. Gordon, one of our founders, and Ms. Lynn, who is an officer of the Company. These options were issued in September of 2001 in connection with Mr. Gordon and Ms. Lynn's roles as advisors to Civilian Pictures and were not issued in connection with this offering. If exercised, Mr. Gordon and Ms. Lynn's combined holdings will amount to less than 0.5% of the outstanding common stock of Civilian Pictures.

In addition, Brett Young, a member of our founders and a member of our board of directors, is a minority stockholder of Civilian Pictures. Mr. Young has less than 5% of the equity of Civilian Pictures. See "Underwriting".

Aspects of our interests and the interests of Civilian Capital may be adverse with respect to this offering. Civilian Capital's involvement in our business and financial affairs creates a potential conflict of interest between Civilian Capital in its role in the formation of the Company and as the underwriter of this offering. However, we do not believe this conflict will interfere with our ability to manage our business in a manner that is consistent with the best interests of our stockholders.

Howard Rice

Howard Rice, our counsel for securities and general corporate matters, previously advised Civilian Pictures in connection with the formation of Civilian Capital. This creates a potential conflict of interest for Howard Rice to the extent our interests and the interests of Civilian Capital could be adverse with respect to this offering. Howard Rice has fully disclosed this potential conflict to both Civilian Capital and the Company, and both Civilian Capital and the Company have consented to Howard Rice representing us in connection with this offering.

Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Plan of Operation," "The Motion Picture Industry" and "The Company" contains forward-looking statements. These statements relate to future events or our future financial performance. Their accuracy is dependent on known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressly or implicitly predicted by the forward-looking statements. These risks and other factors include those listed under "Risk Factors". In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors," which may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, as a result of new information or otherwise.

Dividend Policy

Since our inception, we have not declared or paid any cash dividends on any of our stock. We do not anticipate paying any cash dividends on either our preferred or common stock in the foreseeable future and plan instead to retain our future earnings, if any, to distribute to our stockholders upon dissolution. Any future payment of dividends will be made at the discretion of our board of directors.

Capitalization

The following table sets forth the capitalization of Billy Dead, Inc. as of December 31, 2002:

      o on an actual basis which gives effect to a recapitalization authorized by the board and stockholders on December 1, 2002 and the filing in February 2003 of our Amended and Restated Certificate of Incorporation; and

      o on a pro forma, as adjusted basis which gives effect to the proceeds of $7.88 million to be received from the sale in this offering of 900,000 shares of Series A preferred stock at $8.75 per share, which we estimate will be approximately $7.18 million after deducting: (1) the underwriting commission of $549,000; (2) our estimated offering, development and corporate startup expenses; and (3) the reimbursement of the line of credit, payment of accounts payable and related party and compensation due to the CEO/CFO upon completion of the offering.

Shares of Series A preferred stock outstanding does not include 54,000 shares issuable to Civilian Capital upon the exercise of the Underwriter's Warrants to be issued upon completion of this offering.

This table should be read in conjunction with Management's Plan of Operation, our financial statements and the notes to the financial statements appearing elsewhere in this prospectus.

                                                                    As of December 31, 2002
                                                                    -----------------------
                                                                     Actual        Pro Forma
                                                                     ------        ---------
Cash ...........................................................   $    25,000    $ 7,144,912
Deferred Offering Costs ........................................   $    13,978             --
                                                                   -----------    -----------
     Total .....................................................   $    38,978    $ 7,144,912
                                                                   ===========    ===========

Line of Credit .................................................   $    25,000             --
Accounts Payable ...............................................   $     2,500             --
Accounts Payable - Related Party ...............................   $    20,066             --
                                                                   -----------    -----------
    Subtotal ...................................................   $    47,566             --
                                                                   -----------    -----------
Stockholder's (Deficit) Equity:
      Series A preferred stock, $0.001 par value, 954,000
            shares authorized; actual: none issued and
            outstanding; pro-forma: 900,000 issued and
            outstanding (Liquidation preference: up to $8.75 per
            share, then 4:1 preference to common stock) ........            --    $       900
   Common stock, $0.001 par value, 900,000 shares
            authorized; 900,000 issued and outstanding, actual
            and pro forma ......................................   $       900    $       900
   Additional Paid in Capital ..................................            --    $ 7,175,100
   Accumulated Deficit .........................................      ($10,418)      ($32,918)
                                                                   -----------    -----------
   Total Stockholders' (Deficit) Equity ........................       ($9,518)   $ 7,143,982
                                                                   -----------    -----------
   Total Capitalization ........................................   $    38,048    $ 7,143,982
                                                                   ===========    ===========

The Company

The Company was formed in September 2002 in order to produce and commercialize a feature film tentatively titled "Billy Dead". We plan to utilize the funds from this offering to produce the Film, to pay for expenses associated with the commercialization of the Film, and to finance our general corporate expenses.

We have assembled a creative team that we believe is qualified to produce a high-quality motion picture. Once the Film is completed, we intend to license the worldwide distribution rights to one or more established distribution companies for exhibition including theatrical, pay television, DVD and video rentals and cable or network television. Once we have licensed, sold or assigned the distribution rights and any other remaining residual rights, including copyrights and trademarks, we intend to dissolve the Company and distribute the proceeds to our shareholders.

The Company's strategy is to assemble a creative team, screenplay and cast that we believe has the potential for commercial success. Predicting the success of a motion picture is difficult and highly subjective. It is not possible to accurately predict the viewing audience's acceptance of a particular motion picture. In order to evaluate our potential to achieve a distribution agreement and appeal to a viewing audience, we have used the following criteria:

o An exceptional story. The story must be unique and have the ability to make an emotional connection with the audience.

o Compelling character roles capable of attracting well-known actors. Actors have many choices in film roles and often consider a specific role's ability to yield a strong performance, the subject matter of a film and its general audience appeal, and the potential for the role to yield critical acclaim such as an Academy Award(TM).

o The involvement of actors and actresses with proven public recognition and appeal. Actors are critical to achieving commercial success. The industry competes heavily for the most well-known actors because of their audience appeal and proven ability to generate a large audience. Without a recognizable cast, it is often difficult to obtain distribution from established distribution companies.

o An established and respected director. The director is primarily responsible for visualizing the Film and expressing that vision throughout the production. In addition, the director's experience, reputation, relationships and stature in the industry may enhance the producer's ability to attract well-known actors.

o An experienced producer with a reputation for finishing films on time and within budget. The producer is responsible for establishing and maintaining fiscal responsibility during the production of a motion picture. It is essential that the producer have extensive experience and a quality reputation. In addition, the choice of a producer greatly impacts a film's ability to obtain a completion bond from a reputable completion bond company. See "The Company -- Production of the Film".

o A relatively low production budget. Production budgets for motion pictures range from tens of thousands of dollars for small independent films to hundreds of millions of dollars for large studio films. In order to maximize a film's potential for commercial success and generating revenues which exceed costs, a film's production budget should be as minimal as possible that will nonetheless allow a director and producer to deliver a high quality motion picture with a recognizable cast. Many films that are produced on limited budgets are unable to command well-known talent and therefore have a low likelihood of achieving distribution.

We believe that the Film meets the preceding criteria for the following reasons:

o "Billy Dead" is based upon an acclaimed novel. The book, written by Lisa Reardon and published by Viking Penguin in 1998, received wide attention and extensive praise from critics upon its release:

             "...an arresting, suspenseful plot that seems ready-made for translation into a script for television or the movies. Until the riveting last scene, the reader is skillfully led through a psychological maze... and to a final, violent outcome that seems both surprising and inevitable."

                                                 --Atlanta Journal-Constitution

             "A stunningly bold debut."

                                                 --The Boston Globe

             "Moving, heartbreaking, and always vividly told."

                                                 --The Detroit Free Press

o The subject matter of "Billy Dead" is bold and controversial. We believe the subject matter will help us draw attention to the Film and allow us to command the audience's attention in the specialized distribution marketplace. We also believe that the treatment of the subject is professional and sensitive, yielding rich characters which will evoke a strong emotional response in the audience.

o Ethan Hawke has provided us with a written expression of his interest in playing the leading role of "Ray Johnson". Mr. Hawke, who is also performing as an Executive producer for the Film, is an internationally recognized actor, director and novelist with a track record of involvement with motion pictures that have received international distribution and acclaim. Mr. Hawke has starred in numerous feature films, including "Dead Poets Society", "Before Sunrise" and "Gattaca". In 2001, Mr. Hawke was nominated for an Academy Award(TM) for his role opposite Denzel Washington in "Training Day".

o Keith Gordon has agreed to direct the Film. Mr. Gordon is an experienced director, actor, writer and producer, and we believe that his reputation in the motion picture industry will enhance our ability to attract well known actors. Mr. Gordon has directed five films, including "Waking the Dead", starring Jennifer Connelly and Billy Crudup, "Mother Night", starring Nick Nolte, "A Midnight Clear", starring Ethan Hawke and Gary Sinese, and the upcoming "The Singing Detective", which stars Robert Downey Jr., features Mel Gibson and is scheduled for release by Paramount Classics in October 2003. In addition, Mr. Gordon has produced three movies -- two of which he also directed -- which have all been completed within budget and on schedule. Mr. Gordon's films have all received distribution from established distribution companies. Moreover, Mr. Gordon has never failed to attain a completion bond when required.

o Julie Lynn has agreed to produce the Film. Ms. Lynn is an experienced producer with such credits as an associate producer on the films "Still Breathing", "Kill the Man" and "Twin Falls Idaho"; and co-producer of the Emmy Award winning HBO film "Wit", directed by Mike Nichols, and the drama "Joe and Max". Recently Ms. Lynn supervised production of the horse unit for Gary Ross's "Seabiscuit," produced by Universal Pictures, Dreamworks Entertainment and Spyglass. Ms. Lynn has developed a reputation for producing films within budget and on schedule and has never failed to receive a completion bond when required.

o "Billy Dead" has a relatively low production budget. We have spent a significant amount of time and effort to develop a production budget for the Film that we believe will best balance the potential returns of our Film with our desired cast, creative team and production values. See "Use of Proceeds".

We believe that satisfying the preceding criteria will enable us to produce a high quality motion picture capable of obtaining distribution and attracting an audience.

The Screenplay

The following briefly summarizes the story of the Film. It does not attempt to cover every scene, character, or plot point, but only to give a feel for a full length, very complex piece. We may modify or enhance certain elements of the screenplay during production, although our agreement with a completion bond company will impose certain restrictions on our ability to do so. See "The Company -- Production of the Film".

                                  "Billy Dead"

FADE IN:

EXT. RURAL HIGHWAY

Houses whip by in black and white.

[GRAPHIC -- BILLY DEAD -- A FILM BY KEITH GORDON]

                                Ray Johnson (VO)

      People lose people. I don't know why we're so damned careless. Folks lose their kids, men lose their women. For every person, there's someone wondering where and why they lost them.

INT. RAY'S PICKUP

Color soaks in as RAY JOHNSON drives. He is thirty and weathered, but with a boy's eyes -- soft, vulnerable, hopeful.

SALLY, Ray's long time girlfriend, rides shotgun. She is thirty-four -- middle class to Ray's working class.

EXT. HOUSE

They pull up to their run down house and discover GINNY HONEY, Ray's sister-in-law, waiting for them.

God. It must be Billy again, Ray figures. What'd he do this time?

                                      GINNY

                        Billy's dead.  Someone killed him.

Billy's dead. Somebody bashed his brains in with a rock and then held his hand and smoked a few butts while he flickered out. It couldn't have happened to a more deserving son of a bitch.

But what should be the end of an ugly family chapter instead just stirs up memories in dead Billy's little brother -- Ray.

CUT TO:

RAY'S BOYHOOD HOME - FLASHBACK

Grainy fragmented scenes of violence and sexual abuse that start ugly and grow worse, fleshing out the past as the mystery of Billy's murder unfolds.

CUT BACK TO PRESENT:

EXT. ROAD                                                      [GRAPHIC OMITTED]

Ray wanders down a Michigan country road. He looks in the ditch, examining rocks and broken glass. Ray wonders... how did he get to this place?

SHERIFF MCCUTCHEON pulls up.  The sheriff has questions for Ray:

                                     SHERIFF

                  Where were you the night Billy was murdered?
                  When did you see him last? Who would want him dead?

                                       RAY

                  It would be quicker to tell you who didn't want Billy dead.

FLASHBACKS TOGGLE BETWEEN THE PAST AND PRESENT:

Each flashback reveals more clues to the murder - and what's going on inside
Ray.

As we are brought up to speed on this dark family history we're reminded of an unpleasant truth -- real horror is what loved ones can do to each other in the familial pressure cooker. And in that pressure cooker, the lines between love, hate, family, sexuality, and violence can get blurrier than any of us would like to admit.

CUT TO:

INT. BEDROOM - FLASHBACK

RAY, NOW FIFTEEN, has chicken pox. His hands have been tied to his bed frame by his parents to prevent him from scratching.

JEAN, NOW THIRTEEN, gleefully tortures Ray with a lit cigarette in revenge for the sexual violence that was taken out on her years before.

And yet, beneath her angry act, there is also a powerful emotional connection between the two that neither of them can admit to or understand.

                                                                         CUT TO:

EXT. O'DONNELL'S METAL WORKS -- THE PRESENT

Ray is on break at O'Donnell's Metal Works. A RACOON climbs up on the fence. It begins to speak. None of Ray's CO-WORKERS take note as the raccoon tells Ray it saw Billy's murder go down.

Ray is growing ever more used to the line fading between reality and his tortured imagination.

LATER AT THE METAL WORKS:

The Sheriff arrives and bums a smoke from Ray.

                                     SHERIFF

                        You're no longer a suspect.

Apparently the police have verified Ray's story-- he was at work when Billy was killed. The Sheriff gives Ray some details: The murderer followed Billy as he crawled all the way up North Lake Road, and then finished him off just before he could reach Dewey's tavern.

                                     SHERIFF

                        Someone was there with him... playing games.

Someone finally did it.

INT. RAY'S PICKUP

Ray feels compelled to drive to Jean's house.

                                       RAY

                                    (To himself)

                        I ain't supposed to be here.

But he goes anyway.

EXT. JEAN'S GARDEN                                             [GRAPHIC OMITTED]

Ray finds Jean and they talk. There is something between them -- more than shared history or sibling bonds; something long repressed but barely under the surface.

Ray reaches out to Jean.  She turns away.

Jean's rejection leaves Ray face to face with his life's defining moment, the summer Ray, Jean, and his best friend RANDY skipped town to a remote fishing cabin.

CUT TO:

EXT. LAKE - FLASHBACK

Randy and Ray are seventeen, Jean is fifteen, and to them it's the best summer of their lives. Free from their parents, they can drink and party to their hearts' content. It's their first real taste of freedom, which they squeeze for all it's worth.

[GRAPHIC OMITTED]

And then their freedom gradually twists around them. Randy is gone during the week, leaving Ray and Jean alone.

Things go too far -- in a world that has caused them so much pain, that has given them no way out of the violence and coldness of their family, Ray and Jean fall in love. Right or wrong, each is the others only shelter and hope -- each the only real tenderness the other has ever known. What do you do if the only person you've ever loved, and who's ever loved you, is the person the world will never let you have?

INT. CABIN BY THE LAKE

Randy walks in one afternoon. He is horrified to discover Ray and Jean together. Their secret is out. They now have a permanent stain on their hearts.

BACK IN TOWN:

The family reacts violently as Randy spreads news of the scandal. Ray leaves town and again abandons Jean to the wolves.

The things Ray did and didn't do that summer have haunted him ever since.

CUT BACK TO PRESENT:

INT. RAY'S PICKUP

Ray decides to solve the murder on his own. He drives to his FATHER's house.

RAY'S FATHER'S HOUSE:

The Sheriff is leaving as Ray arrives. Ray notices a pack of Marlboros on the counter. Jean has been here -- but why?

LATER:

The mystery behind Billy's murder begins to unravel in front of Ray. He finds the ugly truth too much to handle and begins a fierce drinking binge. He rapidly flashes between present and past, his downward spiral kicked into overdrive. He's snapping.

INT. FUNERAL PARLOR

At Billy's funeral, the sheriff is quickly closing in on a suspect as Ray is ready to explode.

                                                               [GRAPHIC OMITTED]

And when the identity of Billy's murderer is finally revealed, the fuse is lit.

In order to preserve the viewing experience for our potential audience, we have omitted specific details concerning the ending of the Film at the request of the filmmakers.

The Filmmakers

What follows are brief creative biographies of the Filmmakers. Although we believe it is important to give you some sense of the previous body of work of our creative personnel, we cannot assure that the Film will enjoy the same degree of commercial or critical success as the movies mentioned below. See "Risk Factors".

Keith Gordon has agreed to direct the Film. As the director, Mr. Gordon will be primarily responsible for overseeing the creative elements of the filmmaking process such as acting, cinematography, set design and post-production.

Mr. Gordon began his professional life as an actor, appearing in leading roles in John Carpenter's "Christine"; Brian De Palma's "Dressed To Kill" and "Home Movies"; the hit comedy "Back To School"; as well as supporting roles in numerous films, including Bob Fosse's "All That Jazz". He simultaneously worked extensively in New York theater, both on and off Broadway.

Mr. Gordon then starred in, co-wrote and co-produced the independent feature "Static", which earned him the Best Actor award at the 1987 Madrid Film Festival.

In 1989, Mr. Gordon wrote and directed "The Chocolate War", adapting Robert Cormier's classic novel. Mr. Gordon received an IFP/Spirit Award nomination for best first feature.

Next, Mr. Gordon adapted and directed "A Midnight Clear" from the William Wharton autobiographical anti-war novel of the same name. The film starred Ethan Hawke and Gary Sinise and was listed in numerous year-end "10 best" lists. Mr. Gordon received his second IFP/Spirit Award nomination, this time for Best Screenplay.

In 1997, Mr. Gordon produced and directed "Mother Night", starring Nick Nolte, from the classic, blackly comic Kurt Vonnegut novel. It was named one of the 10 best films of the decade by critic David Sterrit of the Christian Science Monitor.

In 2000, Mr. Gordon's feature adaptation of Scott Spencer's mysterious, romantic novel "Waking the Dead" was released. It starred Billy Crudup and Jennifer Connelly, and was executive produced by Jodie Foster. The film received an IFP/Spirit award nomination for best screenplay, and was praised by the Los Angeles Times as "impressive and satisfying, a rich and provocative experience" and by the San Francisco Chronicle as "one of the most powerful romances of recent years."

In the summer of 2002, Mr. Gordon completed filming "The Singing Detective", starring Robert Downey Jr., Mel Gibson, Adrien Brody, Katie Holmes and Robin Wright-Penn. The movie is an update of the classic, surreal BBC series, adapted by the original writer -- the acclaimed Dennis Potter -- before his death. After the film debut at the 2003 Sundance Film Festival, Daily Variety Magazine commented: "Gordon again demonstrates the intelligent craftsmanship that marked such ambitious prior efforts as 'Mother Night,' 'A Midnight Clear' and 'The Chocolate War.'" Paramount Classics licensed the distribution rights for "The Singing Detective" in February 2003, and the film is scheduled for a U.S. theatrical release in October 2003.

Mr. Gordon has also directed several television pieces, including two segments of Oliver Stone's "Wild Palms" mini-series for ABC; an episode of Barry Levinson's "Homicide"; two episodes of Paul Attanasio's series "Gideon's Crossing"; an episode of Showtime's award-winning film-noir anthology series "Fallen Angels"; and two episodes of FOX's "Twilight Zone" style anthology series "Night Visions".

Mr. Gordon has worked for a variety of companies as a director, writer or producer, including Baltimore Pictures, Propaganda Films, Showtime Networks, The American Broadcasting Company, NBC Studios, Fine Line Features, New Line Cinema, Icon Entertainment, Warner Brothers Television, Touchstone Televisions, Gramercy Pictures, Egg Pictures and Polygram Pictures.

Julie Lynn has agreed to produce the Film. As the producer, Ms. Lynn will be primarily responsible for coordinating the logistical elements of production, such as hiring personnel; securing locations; contracting for production facilities; and managing the Film's schedule and budget.

Ms. Lynn is a partner in Mockingbird Pictures, a film development company in Los Angeles, California. A former attorney with a J.D. from the University of Virginia's School of Law, Ms. Lynn developed film packages as a Creative Executive at Mark Johnson Productions (1994-1996) before moving on to be Vice President of Production at the film company Fresh Produce (1996-1999). Her first film as an associate producer was the 1998 film "Still Breathing". Ms. Lynn then served as an associate producer on both "Kill the Man" (1999) and "Twin Falls Idaho" (1999).

Ms. Lynn's films as a co-producer are the Emmy Award winning HBO film "Wit"
(2001), directed by Mike Nichols, and the drama "Joe and Max" (2002), produced for the Starz network. Ms. Lynn then supervised Production of the horse unit for Gary Ross's "Seabiscuit," which was produced by Universal Pictures, Dreamworks Entertainment and Spyglass Entertainment and is scheduled for release in the summer of 2003. Also see "Management".

Ethan Hawke is acting as an executive producer for the Film and has indicated to us in writing his interest in playing the lead role of "Ray Johnson". As an executive producer, Mr. Hawke has assisted us in developing the project. Mr. Hawke is co-founder and artistic director of the non-profit New York City theatre company Malaparte. He has directed the films "Straight to One" (1994) and "Chelsea Walls" (2001) and has written the novels "The Hottest State" and "Ash Wednesday".

Mr. Hawke made his film acting debut in 1985's "Explorers", but first gained audience attention in "Dead Poets Society" in 1989. Mr. Hawke has since acted in "Dad" (1989), "White Fang" (1991), "Mystery Date" (1991), "A Midnight Clear"
(1991), "Waterland" (1992), "Rich In Love" (1992), "Alive" (1993), "Reality
Bites" (1994), "White Fang 2" (1994), "Quiz Show" (1994), "Floundering" (1994),
"Before Sunrise" (1995), "Search And Destroy" (1995), "Gattaca" (1997), "Great Expectations" (1998), "The Newton Boys" (1998), "The Velocity Of Gary" (1998), "Joe The King" (1999), "Snow Falling On Cedars" (1999), "Hamlet" (2000), "Tell Me" (2000), "Waking Life" (2001), "Tape" (2001), and "Training Day" (2001) for
which he was nominated for an Academy Award for Best Supporting Actor.

Erwin Stoff has agreed to work with Mr. Hawke as an executive producer on the Film. As an executive producer, he will assist us on the casting arrangements for the Film, consult with us on production issues and help facilitate licensing the Film to distributors.

Mr. Stoff is a principal partner of 3 Arts Entertainment, a motion picture development and talent management company. As a manager, Mr. Stoff's clients include Mathew Broderick, Chris Rock, Ethan Hawke, and Keanu Reeves. He has also produced or co-produced "Bill & Ted's Bogus Journey" (1991), "Excessive Force"
(1993), "Picture Perfect" (1997), and "Sweet November" (2001).

Mr. Stoff's first motion picture as an executive producer was the 1986 Wes Craven-directed made-for-TV movie, "Casebusters". He has since executive produced "Loaded Weapon 1" (1993), "Chain Reaction" (1996), "Feeling Minnesota"
(1996), "The Devil's Advocate" (1997), "The Matrix" (1999), "Austin Powers - The Spy Who Shagged Me" (1999), "The Replacements" (2000), and "Hardball" (2001).

Strategy for Independently Financing and Producing the Film

By financing and producing the Film outside the studio system, our strategy seeks to:

o Eliminate unnecessary costs associated with accepting advance production funding from a studio. Studios typically charge high rates of interest, overhead fees and other miscellaneous expenses to film productions. By eliminating these costs and only seeking to use the studios for distribution, we can significantly reduce the overall costs of the Film and thereby increase the likelihood of achieving revenue in excess of the Film's costs.

o Negotiate a lower distribution fee. By financing the Film independently, we are reducing the risk that would otherwise be taken by a distributor or studio. As a result, we expect that we will be able to negotiate a lower distribution fee than would be the case had we used any advance funding from a distributor. For instance, in theatrical exhibition the distribution fee is typically 30% to 40% of the total amount a distributor collects from the exhibitor. To the extent that we are successful in negotiating a lower distribution fee, we will receive a larger percentage of gross receipts from each of the different revenue streams associated with the Film's exhibition.

o Exercise greater control over licensing the distribution rights by creating a competitive bidding situation among distributors. Throughout the production process, we will be meeting with various distribution companies in order to educate them about the Film. Based on our meetings and the response that the Film receives, we may seek to negotiate distribution agreements at any time before, during or after the completion of the Film. Our intention is to create a competitive bidding process among distribution companies in order to negotiate more favorable terms in our overall distribution deal and increase our potential revenue.

o Reduce or eliminate the hidden costs associated with cross-collateralization by a studio or distributor. Often a distributor will charge a producer for costs that are incurred by other films a distributor releases. This procedure, called "cross-collateralization", often reduces a film's financial return. By producing the Film independently and negotiating arms-length distribution arrangements, our strategy is to minimize or eliminate these charges.

o Maintain greater creative control. We believe that specialty movies, such as our Film, are best able to appeal to a specialty audience by maximizing the ability of proven artists to control creative decisions.

While we believe that it is advantageous for us to produce the Film independently, there are a number of disadvantages associated with producing a film outside the studio system. These include:

o Our lack of distribution agreements prior to financing and producing the Film. Distribution is critical to the movie maximizing the potential revenue associated with exhibition. We cannot guarantee that the movie will receive distribution. If we are unable to obtain distribution we will have no alternate sources of revenue.

o Our dependency on the distributor to market the Film to the public. Even if we are successful in negotiating a distribution agreement, we will have little control over how the distributor releases and markets the Film. A distributor may release the Film in a very limited number of theaters, spend limited resources marketing and promoting the Film, pull the Film from theaters too soon or choose not to release the Film at all.

o Our lack of additional resources should we run over budget. If we are unable to produce the Film on schedule or within budget, our funds may be insufficient to complete the Film. Unlike the studios, we will have no alternate sources of funds and the completion bond company would likely take control of completing the Film on behalf of the investors.

o Reduced leverage with distributors. We will be marketing a single film, compared to certain other independent production companies that produce multiple films for sale to distributors. Distribution companies typically offer more favorable financial terms to companies that produce multiple films, because the distributor may thereby be able to obtain additional films to distribute.

Production of the Film

We will manage the making of the Film through the four phases of production before its initial release -- development, pre-production, principal photography and post-production.

Development. The development phase of the Film is nearly complete. We have acquired an option on both the novel "Billy Dead" and the current draft of the screenplay by Mr. Gordon. Mr. Stoff and Mr. Hawke initially managed the development of the project, acquiring various intellectual property rights and retaining Mr. Gordon to write the screenplay. Ms. Lynn then managed the project through budgeting, scheduling, negotiating various agreements, and preparing for this offering.

Pre-production. The pre-production phase of the Film will begin as soon as is practical after the successful completion of this offering and subject to finalizing availability with key cast members. We anticipate that this phase will last between two and six months as we prepare for the start of principal photography. We will begin pre-production by casting our remaining lead performers and will then search for younger performers resembling our lead actors for certain flashback scenes. Once casting is final we will obtain any required production related insurance policies which are customary in the industry. We will then select our filming locations, secure any necessary facilities or stages, and hire our remaining production personnel.

Principal photography. This is the phase in which each of the scenes of the Film is photographed. We expect that principal photography will take up to three months to complete, although certain factors, such as weather, may delay this process. The final shooting location will depend on weather conditions, budgetary considerations, labor regulations, insurance requirements, requirements of our completion bond, creative preferences and the availability of production resources.

Post-production. This is the final production phase, during which the footage photographed during the principal photography phase is assembled, edited and integrated with sound, titles and special effects, to prepare the movie for exhibition. We expect post-production to take between four and eight months.

Budget Contingencies. As discussed earlier, we will be required to spend significant funds to produce the Film before we can generate any revenues. We anticipate that the funds raised in this offering will be sufficient to produce the Film and to pay for any administrative expenses associated with the Company. However, the amount budgeted for the Film may be insufficient as a result of:

o our inability to obtain actors or other independent contractors in accordance with the budget;

o     labor difficulties;

o     key personnel becoming unavailable within our schedule; or

o a decision to self-distribute the Film or otherwise incur a portion of the expenses related to the distribution of the Film.

As a result, we have included a contingency in our production budget to cover unforeseen expenses. While this contingency typically ranges from 5% to 10% of a motion picture's estimated budget, we have elected to reserve a contingency of approximately 10%.

If our budget is insufficient to complete the Film and license the distribution rights, we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we will need to obtain stockholder approval to amend our certificate of incorporation and increase the number of authorized shares of capital stock. If we do not receive such approval, or if we are otherwise unable to raise additional financing on acceptable terms, we may be unable to complete the Film and license it for distribution.

The Completion Bond. In order to minimize the risk of budget overruns and to add an additional level of protection for investors, we have elected to include in our certificate of incorporation the requirement that we obtain a completion bond before we produce the Film. A completion bond, or "completion guaranty", is a form of insurance which provides that, should the producers run into significant problems completing the Film, the bond company would:

o advance any sums in excess of the budget required to complete and deliver the Film;

o     complete and deliver the Film itself; or

o shut-down the production and repay the financier (Billy Dead Inc. in our case) all monies spent thus far to produce the Film.

In addition to ensuring that the Film is completed within budget, the bond company will also be responsible for ensuring that the Film is delivered to us within a pre-determined schedule, follows the script and is technically suitable for exhibition in theaters. The bond company will place certain restrictions and limitations on us to ensure that the production is following a pre-determined schedule. For example, the completion bond agreement will contain a cash flow schedule that sets forth the timing and amounts of cash advances required to finance production of the Film. We will be required to deposit funds in a specific production account in accordance with this cash flow schedule.

The completion bond company will have the right to take over the production if they determine that the Film is significantly behind schedule or over budget, or that the production is otherwise not proceeding in a satisfactory manner. This will include the right to replace any member of our production team, including Mr. Gordon and Ms. Lynn. The involvement of the completion bond company comes to an end when the Film is delivered, or production monies are refunded, in accordance with these parameters.

In order to receive a completion bond from a reputable company, we will be required to submit our budget, script, shooting schedule and other production elements for their analysis and approval. Once this process is complete and we have accepted the financial terms of the bond, we will be able to commence production.

Finally, we expect that the completion bond will set forth a number of important exclusions. For example, the completion bond company will not be required to incur, or reimburse us for, expenses relating to any items not included in the Film's approved budget. This would include distribution fees, residual payments to creative guilds, or liability for copyright infringement.

It is important to note that the completion bond company does not, in any way, guarantee the commercial or artistic success of the Film.

The above does not represent a complete description of a typical completion bond and the final terms of any agreement will be subject to negotiation. We do not anticipate any difficulty in obtaining a completion bond for the Film. Mr. Gordon and Ms. Lynn have never had a completion bond company take control of a film production with which they were associated. In addition, Mr. Gordon and Ms. Lynn have never failed to obtain a completion bond when required for any films in which they were involved. However, in the event that we are unable to obtain a completion bond on acceptable terms, we intend to liquidate the Company and distribute our remaining assets to our stockholders. See "Management's Plan of Operation".

Strategy for Licensing the Film's Distribution Rights

We do not plan to distribute the Film ourselves and will therefore seek distribution with established motion picture distribution companies. As we have discussed, we believe the Film has the proper elements -- including the key cast, a bold and controversial story, a reasonable budget and a strong production team -- to attract an independent distributor, a mini-major studio or the specialty arm of a major studio distributor. See "The Motion Picture Industry -- Motion Picture Distribution".

Successfully licensing the Film's distribution rights is critical to the commercial success of the Film and therefore the Company. However, as we have discussed in the risk factor section, we cannot guarantee that the Film will receive distribution, or if it does, whether the terms of the distribution agreement will result in proceeds sufficient to cover the costs of the Film.

Every distributor has specific capabilities and demand for certain types of films. Based on our relationships with these distributors and knowledge of the distribution landscape, we intend to engage in discussions with selected distributors, through which we will gauge interest with the intention of conducting a competitive bidding process for the Film's distribution rights.

During the negotiating process, we will consider a number of issues including:

o the distributors' historical track record and expertise in marketing movies of similar size, cast and genre;

o whether the distributor is willing to buy worldwide rights or only a portion of the rights;

o the amount and ability of a distributor to provide us a guaranteed minimum advance against future revenues from the Film;

o the percentage of the Film's revenues that the distributor will retain as a distribution fee from each of the Film's revenue streams including theatrical, pay television, DVD and video rentals and sales and cable or network television and whether the fees will be based on the Film's gross or net revenues in each category

o the release strategy the distributor intends to employ, such as a wide release (more than 1,500 screens) or a limited release (less than 500 screens), and the minimum number of screens on which the distributor will guarantee the Film is shown;

o the minimum and maximum amounts the distributor is willing to commit to spending on advertising and making copies of the Film (known as prints) for release;

o whether the distributor's rights will be perpetual or lapse after a certain period of time;

o a distributor's willingness to honor agreements the Company has entered into, including our commitment to give Mr. Gordon approval of the final edit of the Film;

o     a distributor's reputation for accurate accounting; and

o a distributor's ability and reputation for making timely payments to producers.

We will attempt to balance these considerations and negotiate a distribution arrangement that we believe will best maximize the returns to our shareholders.

However, some of these considerations may conflict with each other and we will not be able to predict which strategy will maximize the Company's revenues.

If we are unable to negotiate terms of a distribution agreement which are acceptable to us, we may elect to forego theatrical distribution and license the Film directly to pay cable or home video. Since films that forego theatrical distribution typically generate significantly less revenue than those that are released into theaters, this approach would be used as a last resort.

Industry Compensation Arrangements

Most of the creative and production personnel that work on a movie are short-term employees or "for hire" contractors who are compensated for their services at a predetermined rate. It is also customary in the motion picture industry to pay contingent compensation over and above these fees to certain key employees and contractors. Customary contingent compensation arrangements in the industry include:

o     fixed deferrals;

o     residual payments; and

o     gross or net profit participations.

Fixed Deferrals. Key creative personnel, including the director, producer, writer and actors, often negotiate fixed deferral payments of flat fees tied to a film's financial returns. We have not granted any fixed deferrals and have no plans to do so.

Residual Payments. The principal collective bargaining organizations for personnel within the movie industry are: the Directors Guild of America, or DGA; the Writer's Guild of America, or WGA; the Screen Actors Guild, or SAG; the American Federation of Musicians, or AFM; and the International Alliance of Theatrical Stage Employees, or IATSE. When a movie producer involves members of these organizations in a film, they are required to comply with certain residual payment obligations. These obligations are set forth in agreements between these organizations and the AMPTP (which represents the major studios) and provide that a percentage of a film's gross revenues in certain markets must be paid to these organizations for the benefit of their members. As an example, SAG currently requires payment of between 4.5% and 5.4% of the gross revenue attributable to videocassette exploitation and 3.6% of television exploitation, with no residuals due for theatrical exploitation. We expect to accrue and pay standard residual payments based on the collective bargaining agreements associated with our creative team.

Profit Participations. The last form of contingent compensation is a "profit participation", which entitles the recipient to additional compensation based on the financial performance of the particular motion picture. Granting profit participation to certain key creative personnel is common for both larger studio films as well as smaller independent films. For smaller independent movies, this form of contingent compensation is critical to attract high quality creative personnel who work for less upfront compensation than they otherwise might receive on a larger, more costly movie. By paying this contingent compensation, producers are able to attract these high quality creative personnel while simultaneously reducing the upfront costs.

The two forms of profit participation that are typically negotiated and paid as contingent compensation are either "gross" or "net" profit participation. Gross profit participation, granted in extremely rare cases where the importance of the actor or director is critical, is calculated based on gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted. Net profit participation is far more common, and is the arrangement we will be using to pay contingent compensation. Net profit participation is calculated based on net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Thus, a gross profit participation receives a percentage of the first dollar received by the Company before any costs are deducted, while the net profit participation receives a percentage out of revenue remaining after certain costs are deducted.

We do not intend to grant or pay gross profit participation to anyone. We will, however, pay net profit participation to our key creative personnel. This form of contingent compensation will equal 37.5% of our "adjusted cash balances", referred to in certain of our agreements as our "adjusted gross receipts", which will consist of the cash available to our Company after paying all film, general and administrative and other corporate costs, income taxes, reserving for the Series A liquidation preference on behalf of our Series A stockholders, and reserving for any additional foreseeable contingent liabilities. See the flow chart of cash distributions in the section "Management's Plan of Operation -- Termination Plans".

We have entered into net profit participation agreements with various members of our creative and management team including, among others, Mr. Ryan, Ms. Lynn and Mr. Gordon. In total, we will grant net profit participation amounting to 37.5% of our "adjusted cash balances" to persons who will manage our Company and work on (or act in) the Film, including Mr. Ryan, Ms. Lynn and Mr. Gordon. See "Management's Plan of Operation".

The contingent compensation arrangements we have entered into (or intend to enter into) with members of our production and management team, including Mr. Ryan, Mr. Gordon and Ms. Lynn, require performance of their duties under their applicable contracts and can be forfeited in the event of non-performance or other circumstances. In the instance of forfeiture, this compensation could be granted to other persons who make up the production or management team.

In addition to their contingent compensation arrangements, Mr. Gordon and Ms. Lynn are receiving a flat fee for their services as the director and producer of the Film and are beneficial owners of shares of our common stock. See "Principal Stockholders" and "Management".

Employees

As of April 2003 we had no full-time employees. As is typical in motion picture production, we intend to use short term employees and independent contractors to produce the Film. We plan to retain most of these short term employees and independent contractors after we begin production, and most of our agreements with these employees and contractors will end by the time production is completed.

Ms. Lynn will negotiate our employment agreements with members of the Film's production staff. Some members of our production staff will belong to unions or guilds. When this is the case, the union or guild may negotiate with Ms. Lynn on that person's behalf.

Most of the unions and guilds within the movie industry are parties to collective bargaining agreements with the Alliance of Motion Picture and Television Producers, or AMPTP, which represents the major studios. Although we are not a member of the AMPTP, and therefore are not a party to any of the AMPTP's collective bargaining agreements, these agreements will nonetheless serve as a reference point during our negotiations with unions, guilds and members of the Film's production staff.

Facilities

Our corporate offices are in Los Angeles, California and occupy approximately 250 square feet. We rent this space from Apologetic Productions, a motion picture development company owned by Ms. Lynn. We pay $100 per year to rent this space and the lease will continue until terminated by either party in writing by giving 30 days notice. See "Related Party Transactions."

Legal Procedures

We are not presently a party to any legal proceedings.

The Motion Picture Industry

Overview

The motion picture industry in the United States has evolved dramatically over the last 30 years, with the advent of cable television and home video rapidly expanding the market. Movies are currently licensed for international exhibition on pay-television, cable networks, theaters, video retailers and network television.

The Motion Picture Association of America, or MPAA, reports that domestic box office receipts for 2002 were $9.5 billion -- a 95.4% increase over the past 10 years. Moreover, the number of tickets sold at movie theaters in the United States reached a record high of approximately 1.6 billion in 2002, an increase of 39.7% over the past 10 years. The continued growth in ticket sales, as well as other revenue streams such as DVD and video rental and sales, can be attributed in part to the fact that motion pictures are a high quality yet comparatively low cost form of entertainment.

Historically, the major studios financed, produced and distributed the vast majority of American motion pictures. Today, much of the financing and distribution of movies remains in the control of well established movie studios -- the "majors" -- and their affiliated subsidiaries. However, as the majors have become part of large diversified corporations, they have adopted a policy of producing a relatively small number of films each year. This has allowed the establishment of many smaller, independent film production companies, which currently supply many of the motion pictures released.

With the expansion of audience markets, distribution is no longer limited to films with the broadest possible audience appeal. More specific audiences are sought and profitably exploited for science fiction films, horror films, or specialty films targeted toward specific demographics or gender segments.

The movie industry consists of two principal activities: production and distribution. Production encompasses the development, financing and creation of feature-length motion pictures. Distribution involves the global promotion and marketing of movies in a variety of media, including theatrical, home video and television exhibition.

Within the movie industry, production and distribution are conducted by the majors, a number of smaller distribution companies collectively known as the "mini-majors", and various independent producers and distributors collectively known as "specialty distributors."

The majors include the Walt Disney Company, 20th Century Fox, Metro Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal Studios, Dreamworks SKG and Warner Brothers. The majors generally have their own production and distribution facilities and are part of diversified corporate groups with a variety of operations in addition to movie production and distribution. The majors finance and distribute most of the highest grossing theatrical movies released each year.

The mini-majors include Miramax Films, New Line Cinema, Artisan Entertainment, Lions Gate Entertainment and Focus Features (formerly USA

Films). The budgets of films financed, acquired or distributed by the mini-majors are usually lower than films distributed by the majors. Miramax, New Line and Focus are owned by the majors, while Artisan and Lions Gate are independent companies.

According to the MPAA, in 2002 the average budget for a film released by the majors was approximately $58.8 million. The average budget of a film released by mini-major distributors affiliated with the majors was $34 million. The budgets of the majors have been decreasing in recent years and the budgets of their affiliated subsidiaries have been increasing.

Finally, specialty distributors focus their efforts on producing and distributing lower budgeted films to specialized audiences. Some of these companies are independent of the majors, such as Cowboy Pictures and IFC Films, while some are owned by majors, such as Fox Searchlight and Sony Pictures Classics. While specialty distributors sometimes finance films, they often rely on acquisitions from independent producers for films they distribute. They may acquire these motion pictures before, during or after they are actually produced.

These industry participants account for the majority of films produced and released each year worldwide. According to Kagan World Media, in 2001:

o the majors released 148 feature films in the United States which received a box office average of $42.3 million, resulting in 77% of the total domestic box office;

o mini-major distributors affiliated with the majors, such as Miramax and New Line Cinema, released 95 feature films which received a box office average of $14.4 million per film, resulting in 16.8% of the total domestic box office; and

o all other mini-major and independent distributors released a combined total of 276 feature films which received a box office average of $1.8 million, resulting in 6.2% of the total domestic box office.

Independent Motion Picture Production

Independent production companies may be quite large and produce numerous films for release by the majors, such as Imagine Films or Revolution Studios, or they may be quite small and produce a single film for a specialized audience. Whatever their size and budget range, independent production companies rely on the majors, the mini-majors, and independent distributors to distribute their films, and on the majors, the mini-majors, independent distributors, banks and private investors to finance their films.

Single purpose corporations, such as our Company, are often formed to produce individual motion pictures. The sole asset of these single purpose corporations is the copyright of the movie they produce. Once a film is produced, the copyrights for different markets are sold outright and the Company is dissolved. Some films distributed by the majors, and many films distributed by the mini-majors and the independent distributors, are produced by these single purpose companies.

Phases of Film Production

The production of a movie occurs in four distinct phases before initial release:
(1) development; (2) pre-production; (3) principal photography; and (4) post-production.

Development. The development phase is typically initiated by a movie producer working for either a studio or an independent film production company. The producer generally develops an original story or acquires the rights to a novel, a story or an original screenplay through an "option". An option on source material requires the producer to pay a small percentage of the ultimate purchase price in advance of production for a specified period of time, with the complete purchase price of the rights due before the motion picture is produced. The producer then finances the writing of a screenplay based on the acquired or developed work. During development, the producer may seek tentative commitments from a director, principal cast members and other creative personnel. The producer then prepares a production schedule and budget. The duration of this stage is difficult to predict and may be relatively brief or could last several years.

Pre-Production. After a movie has been financed and approved for production, the project enters the pre-production phase. During pre-production, which typically takes three to four months, the producer contracts for additional creative and production personnel, plans shooting schedules, establishes locations, secures any necessary studio facilities or stages, exercises any options to purchase the source material or script and makes any corresponding additional payments, finalizes the budget, secures various customary insurance policies and otherwise prepares for the start of filming.

Principal Photography. The principal photography phase is when a movie is actually photographed. Principal photography usually takes one to five months, depending on factors such as location, weather, budget, special effects and other requirements of the project.

Post-production. The final phase is post-production. Here a film is edited; the music, dialogue and special effects are finalized; and the dialogue, special effects, music and photography are synchronized.

It is extremely difficult to predict the relative expenses incurred in each of the preceding phases of film production. In very general terms, however, principal photography accounts for over half of the expense of producing a film, while the remaining expenses divide in roughly equal proportions among development, pre-production and post-production.

Motion Picture Distribution

The principle source of revenue in the motion picture industry is the licensing of a motion picture's distribution rights for exhibition throughout the world. Distribution rights include theatrical, DVD and video rental (i.e. home entertainment), pay per view television, pay cable television and network television. The business of film distribution consists of negotiating terms with exhibitors (i.e. the movie theater chains), making physical copies of a film, delivering these copies to exhibitors, and advertising and promoting a film to the public. Independent producers, such as the Company, generally lack the necessary financial resources, personnel and exhibitor relationships to self distribute a film and therefore enter into negotiated agreements to have their films distributed by established distribution companies.

Distribution Agreements. A typical distribution agreement grants the distributor the exclusive right to distribute the movie either worldwide or within particular regions from which the distributor is able to retain as a distribution fee a certain pre-negotiated percentage of the revenues generated by the movie. In certain instances a distributor will pay an upfront amount to the producer as an advance payment against future revenues. An independent producer will usually grant North American distribution rights -- covering the United States and Canada -- to a single distributor. The producer may grant international distribution rights to the same distributor, or may divide such rights among various international distributors.

Release Windows. A distributor will attempt to generate revenues by exhibiting a film in various channels or media within a specified territory. These various distribution channels, known as release windows, are timed sequentially after a film's initial theatrical release. In addition, the economics and associated distribution fees are different for each release window. Generally, a distributor seeks to release a film in the following window sequence:

o     movie theatres;

o     non-theatrical venues, such as airline flights and hotels;

o     home video;

o     pay-per-view;

o     pay cable;

o     network television; and

o     syndicated television.

Domestic and international markets generally follow similar window sequence, although the international theatrical release may be up to nine months after the initial domestic release.

Ratings and Censorship. In both domestic and international markets, various censorship and ratings boards oversee the content of films released in their territories and often require producers to make editing changes before they will permit a film's release.

In the United States, films are rated by the MPAA in order to provide the viewing audience an objective guide to the nature and maturity level of the themes exhibited in a particular movie. These ratings are G (general audiences), PG (parental guidance suggested), PG-13 (parents strongly cautioned), R (restricted) and NC-17 (no one 17 and under admitted). According to the MPAA, in 2001: 67% of all films rated by the MPAA were rated R; 22% were rated PG-13; 7% were rated PG; and 4% were rated G. Because of the stigma associated with an NC-17, the most restrictive MPAA rating, there are limitations on exhibition and marketing venues. Therefore, if a producer is unable to obtain a rating less restrictive than NC-17 without diminishing a film's quality or marketability, a producer or distributor may choose to exhibit a film "Unrated" or without an MPAA rating. As a result, the NC-17 rating has been effectively eliminated in recent years. See "Risk Factors".

Release Strategies. Distributors employ different theatrical release strategies depending upon a film's genre, expected box office performance and the general competitive landscape. If a distributor believes a film has mass appeal and significant advance audience interest, the distributor is likely to pursue a wide release strategy in which a film is initially shown on more than 1,500 screens. If the distributor believes public awareness should be built gradually or by word-of-mouth in order to achieve box office success, the distributor may adopt a "limited" or "platform" release strategy. In a platform release, which is often used for specialty movies similar to our Film, a film is initially shown on a limited number of screens and later expanded to a greater number of screens.

Distribution Revenues. Exhibitors retain a portion of the gross box office receipts generated by a film at a given theater. This portion includes a fixed amount per week to help cover the exhibitor's operating costs plus a percentage of receipts that escalates during a film's exhibition in the theater. The distributor and the exhibitor negotiate these percentages on a film-by-film basis, and the exhibitor's share generally averages approximately 50% of a film's box office returns. The box office performance of prior releases of a distributor or producer is an important factor in negotiating these percentages.

For the home video market, the distributor sells video copies of a film in the form of video cassettes or DVDs to retailers. Retailers then rent these units to consumers. Traditionally, retailers retained all of the rental revenue a film generated. Recently some distributors have adopted a strategy known as revenue sharing, where they sell video units of a film to retailers at reduced prices in exchange for the right to receive a portion of the rental revenues. Regardless of which approach a distributor adopts, the amount of revenue generated in a film's video release generally correlates to a film's domestic box office performance.

Television rights include pay-per-view, pay cable, network, syndication and basic cable. The value of television rights is generally based on the success of a film at the box office, as well as a film's cast and genre. Network television rights are typically licensed only in the event of a highly successful theatrical release. Pay-per-view and cable rights may be licensed even in the event of an unsuccessful theatrical release or no theatrical release at all.

Typically, a direct to cable or direct to video release is undesirable unless a film is produced on a very low budget, as these release strategies often return substantially reduced revenues.

A distributor may also license a film for other forms of non-theatrical exhibition such as airlines, ships, military installations, prisons and hotels.

Over the last decade, the importance of various distribution avenues has changed dramatically. Although revenues from U.S. theatrical distribution have increased in recent years, most overall growth in the industry has come from international distribution, home video and pay television. For instance, foreign theatrical box office currently amounts to approximately 40% of the total box office for independent distributors.

Revenues from these various distribution channels shift substantially from year to year. Kagan World Media reports the following breakdown of world-wide revenues generated by the independent distributors Dimension, USA Films, Miramax, Lions Gate, Sony Classics, Artisan and Fine Line in 2001:

o     26% Theatrical world-wide revenues

o     56% Home Video world-wide revenues

o     18% Television world-wide revenues

Distribution Costs. Distribution costs are primarily incurred by duplicating the prints of a film to be exhibited on the required number of screens (based on the distributor's release strategy), and advertising and promoting a film. These combined costs are typically known within the industry as "prints and advertising".

Advertising costs include promoting a film through theatrical trailers, magazine ads, television ads, radio ads, billboards, websites, press releases, film festivals, interviews, celebrity appearances and premieres. For a major theatrical release, advertising costs are the most significant distribution expense because wide-release strategies usually include expensive television advertisements and large scale media campaigns. The size of the marketing and advertising budget is typically associated with the expected number of screens on which a film is debuted. If, for example, a film is considered a specialty film and the distributor elects to follow a limited release strategy in which a film is shown on less than 500 screens, the marketing and advertising budget would be commensurate. After a film's initial release, the distributor will continue to promote a film and spend certain advertising costs as it is released into other media windows. According to the MPAA, the average cost incurred by the majors in the domestic theatrical release of a film in 2002 was $30.6 million, and the average cost of domestically distributing a film through a mini-major was $11.2 million.

A distributor is usually responsible for a film's print and advertising costs within its exclusive territory. These costs are typically recouped by the distributor before a producer is paid revenues that exceed any negotiated cash advance the producer may have received. Distribution agreements will typically specify a minimum and maximum amount of print and advertising costs that the distributor will incur in distributing and promoting a film.

Distribution Fees. Revenues received by producers are impacted dramatically by fees that distributors charge for releasing a film in various territories. These fees are negotiated on a film by film basis and vary greatly depending upon a variety of factors, including the market in which a film is being released, the overall demand for a film, and the previous track record of the producers and talent involved in a film. For instance, distribution fees are typically 30 to 35% for domestic theatrical; 40% for foreign theatrical; 25% for the outright sale of foreign rights; and 25 to 35% for home video, pay cable and syndication sales.

Additional Revenues

Most films generate the vast majority of their revenues within two years of initial release and nearly all of their revenues within five years of release. If a film has viable franchise elements, such as potential sequel, merchandising or video game marketability, it may continue to generate significant additional revenues for many years after its initial release. It is impossible to predict the value of these additional revenue streams, and in many specialty movies, such as the Film, these additional revenues may be quite small.

Ancillary Revenues. Music from a film may be licensed for soundtrack releases, for public performances and for sheet music publications. Additional rights may be licensed to merchandisers for the manufacture of products related to a film, such as video games, toys, posters, apparel and other merchandise. Rights may also be licensed for sequels to a film, for television programming based on a film or for related book publications.

Residual Revenues. Regardless of the various distribution licenses a producer obtains to exhibit a film, the actual ownership of a motion picture's copyright often remains with the production company.

Copyright protection in a motion picture continues for 95 years from publication or 120 years from creation, whichever is shorter. Ordinarily, a number of individuals contribute authorship to a motion picture, including the writer, director, producer, camera operator, editor and others. These individuals are not always considered the "authors," however, because a motion picture is frequently a "work made for hire." In the case of a work made for hire, the employer, not the individuals who actually created the work, is considered the author for copyright purposes. For instance our Film, "Billy Dead", will be a work made for hire and Billy Dead, Inc. will be the author for copyright purposes.

Distribution rights are typically licensed for a specified number of years, which may range from less than ten years to "in perpetuity". These rights often revert back to the holder of a film's copyright after the specified period of time elapses. Although no one can be certain of the value of these residual rights, some older films retain considerable popularity and may be re-licensed for theatrical or television exhibition years after their initial release. In addition, new technologies brought about by the continuing improvements in technology, such as the Internet, occasionally create new exhibition opportunities for licensing by entities that own motion picture copyrights.

Various companies, primarily film distributors and film production companies, acquire and manage long term residual interests in movies through the maintenance of "film libraries". Producers often choose to sell their long term rights or otherwise assign a film's copyrights and trademarks to companies that maintain film libraries. This may be done as part of a comprehensive initial licensing or distribution deal, or a production company may retain these rights to be exploited separately from an initial distribution deal.

Management's Plan of Operation

The following discussion and analysis should be read in conjunction with the Financial Statements, related notes and other financial information contained elsewhere in this prospectus.

Estimated Startup, Film Development and Offering Expenses

We are a development stage company and lack any historical operating income. As of the completion of this offering, assuming that this offering is completed within a reasonable time frame, we estimate that our expenses will be: (1) initial corporate startup costs of approximately $40,000; (2) film development costs of approximately $23,000; and (3) expenses associated with this offering of approximately $150,000, excluding the underwriting commission.

Liquidity and Capital Resources

We expect that the funds provided by this offering will be sufficient for us to produce the Film, license the Film's distribution rights and provide for three years of general corporate expenses, if required.

Unlike a major studio which has resources to produce and distribute many movies, we plan to produce one film. If we do not complete the Film, we do not anticipate producing another movie. In addition, if the Film is commercially unsuccessful we will not have the capital resources to produce another film.

Source of Revenue

We anticipate that the Film will be licensed through domestic and international distribution channels, beginning with theatrical exhibition. We plan on making the Film available for home video and pay-per-view television approximately six months after theatrical release and for pay television approximately one year after theatrical release. See "The Motion Picture Industry" and "The Company -- Strategy for Licensing the Film's Distribution Rights".

Future Results of Operation

Our future operating results will be subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control.

Revenue Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. We intend to recognize revenues from home video distribution during the period the Film is available for retail sale.

Expense Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to initially capitalize the production costs of the Film. We will then amortize these production costs based upon the following ratio:

o     the revenue earned in a given period; compared to

o     our projections of the total revenues the Film may eventually realize.

We expect that the Film will generate the majority of its revenues within two years of its initial release, after exhibition in theatrical, home video, pay television and pay-per-view markets. Therefore, a majority of its production costs will have been amortized.

The commercial potential of the Film is impossible to predict. Therefore, it is impossible to predict the Company's income or losses with any accuracy. We therefore intend to regularly review and revise our revenue projections, which may result in a change of either the rate at which we amortize our production costs, or a write-down of the Film as an asset.

The Film is more likely to report losses, particularly in the year of its release, by using this method of accounting for production costs. This is because, if we estimate that our revenues will ultimately fall short of our projections, we will immediately recognize substantial losses through increased amortization. However, if the Film is a success, profits will be recognized over our estimate of the Film's entire revenue stream. This may result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on our ability to generate revenues throughout the various distribution channels.

Termination Plans

The following section includes brief discussions of certain U.S. federal tax issues that may result from a decision to dissolve the Company. We have not requested a ruling from the Internal Revenue Service, or IRS, on the tax consequences of owning our Series A preferred stock upon our dissolution. As a result, the IRS could disagree with portions of this discussion. You are urged to consult your own tax advisor with respect to the particular tax consequences of your ownership and disposition of our Series A preferred stock, including the effect of any state, local, foreign or other tax laws; or any changes in tax laws.

A typical film project generates the vast majority of its revenues within two years of its initial release and nearly all of its revenues within five years of release. We therefore anticipate that at some point within five years of the Film's initial release the expenses involved in maintaining our existence as a public company will begin to exceed the revenues then being generated by the Film. When expenses appear likely to exceed revenues in this manner, we intend to dissolve the Company and distribute our remaining assets to our stockholders.

Liquidation of Assets. If we decide to dissolve, we anticipate having both tangible and intangible assets. Our tangible assets will consist of the Film's net proceeds, if any. Our intangible assets will consist of:

o any present or future rights to license the Film for distribution that we have retained or that will eventually revert back to us; and

o any present or future residual rights we have retained to license or assign the Film's copyrights and trademarks for use in connection with sequels, adaptations, novelizations, merchandising and other ancillary projects.

The first step in dissolving the Company will be to sell these intangible assets to a company that maintains a film library or is otherwise in the business of acquiring or managing residual interests in movies. We may sell our intangible assets for cash, stock in the acquiring company, or some combination of the two.

We plan to begin negotiating with potential purchasers of our intangible assets before our expenses exceed our revenues. The more attractive the offer we receive from a potential purchaser, the earlier we will consider a sale. Nevertheless, you cannot be certain that we will identify a suitable purchaser for our intangible assets before our expenses exceed our revenues. As a result, we may be forced to either sell our intangible assets for less than their true value, or incur losses as we seek a more attractive offer. See "Risk Factors".

If we are unable to complete production of the Film, no sale of assets will be required before dissolution. Our assets would consist of any funds we receive under the terms of a completion bond agreement, and any remaining proceeds from this offering.

Distribution to Stockholders. The Delaware General Corporation Law and our articles of incorporation provide the manner in which our assets must be distributed on dissolution.

o First, dissolution must be approved by a vote of 50% of the outstanding shares of our capital stock, voting together as one class, where the holders of common stock have one vote per share and where the holders of Series A preferred stock have one-half vote per share. See "Description of Securities".

o Second, we will pay any remaining obligations of the Company, including any remaining contingent compensation, such as residual payments to creative guilds or "net participation" payments to creative participants.

o Third, we will be required to set aside an amount we believe is reasonably necessary to pay any known, pending or future claims against, or obligations of, the Company.

o Fourth, we will make a distribution to the holders of our Series A preferred stock of up to $8.75 per share (the price at which we are selling shares of Series A preferred stock in this offering) less any cash previously distributed to such holders. If our remaining assets are insufficient to make this distribution, we will distribute these assets proportionately among the preferred holders.

o Fifth, if we make a full distribution of $8.75 to the Series A preferred stockholders and still have assets remaining for distribution, we will distribute 80% of these assets to the Class A preferred stockholders and 20% to the common stockholders.

If the warrants to be issued to Civilian Capital to purchase 54,000 additional shares of Series A preferred stock have been exercised by Civilian Capital prior to dissolution, the aggregate amount to be distributed to the holders of Series A preferred stock, which will equal 80% of the total amount to be distributed to the holders of all our capital stock, will be allocated among 954,000 outstanding shares of Series A preferred stock, rather than among only the 900,000 shares to be issued in this offering.

Cash flow distribution model. The following chart illustrates the possible cash flow we anticipate for our Company. This is a simplified overview of a very complex process and does not take into account certain intricacies, such as tax laws, any residual payment obligations we may be required to pay creative guilds, or any amounts we will be required to set aside to pay any anticipated claims against our Company. For instance, we cannot be certain that there will be any assets available for distribution to our Series A preferred shareholders if we decide to dissolve, or that any such distributions will allow our stockholders to recover the full amount of their investment.

Nonetheless, we feel it may be useful to potential purchasers of our Series A preferred stock to present the following flow-chart:

        -----------------------------------------------------------------
                                    REVENUES
        -----------------------------------------------------------------
                                                               Other:
        Theatrical/      DVD/Video      Pay & Other      o Non-Theatrical
        Box Office    Sales & Rental    Television          o Ancillary
        -----------------------------------------------------------------
                                      Less
                                        |
                        --------------------------------
                               DISTRIBUTION COSTS
                        --------------------------------
                          Proceeds ("Gross Receipts")
                                       |
                        --------------------------------
                                BILLY DEAD, INC.
                        --------------------------------
                                      Less
                                       |
                        --------------------------------
                             FILM COSTS, CORPORATE
                                EXPENSES & Taxes
                        --------------------------------
                                       |
                                  Reserve for
                                       |
           Distribute upon
-----------  dissolution    ------------------------
 Series A   ------------      SERIES A PREFERENCE
(Investors)                 OF UP TO $8.75 PER SHARE
-----------                 ------------------------
                                       |
                                  Resulting in
                                       |
                       --------------------------------
                             ADJUSTED CASH BALANCE
                          ("ADJUSTED GROSS RECEIPTS")
                       --------------------------------

                 62.5% Reserve            37.5% CONTINGENT COMPENSATION
                    |                     ------------------------------
                    |                          |                   |
                    |                        (29%)               (8.5%)
                    |                          |                   |
        ------------------------          ------------         --------
        SHAREHOLDER DISTRIBUTION          Non-Founders         Founders
        ------------------------          ------------         --------
         |                     |
        80%  Distribute upon  20%
         |     dissolution     |
    -----------           ----------
      SERIES A              COMMON
    (Investors)           (Founders)
    -----------           ----------

Tax Consequences of a Liquidating Distribution. If we dissolve and completely liquidate the Company, we intend to organize our liquidating distribution: (1) as a tax free return of capital to our stockholders; and then (2) as taxable capital gains paid from our earning and profits.

A return of capital would be, in this case, a return of any portion of your $8.75 per share investment in our Series A preferred stock, which would therefore reduce the basis of your investment. In other words, any liquidating distributions you receive are not taxable until you have recovered the basis of your stock. After the basis has been reduced to zero, you must report the liquidating distribution as a capital gain. Whether you report the gain as a long-term or short-term capital gain depends on how long you have held the stock.

If the total liquidating distribution you receive is less than the basis of your stock of $8.75 you may have a capital loss. You can report a capital loss after receiving a final liquidating distribution that results in the redemption or cancellation of our Series A preferred stock.

Changes in tax laws may impact our decision as to whether we liquidate the Company or distribute our profits to shareholders through alternate mechanisms, such as dividends. We intend to make this decision based upon our consideration of then current tax laws. Regardless of our decision, our strategy will be to return capital to our stockholders while minimizing the tax consequences of such a return.

Use of Proceeds

We estimate that the net proceeds from the sale of 900,000 shares of our Series A preferred stock will be approximately $7.18 million, based on an estimated offering price of $8.75 per share, and after deducting: (1) the underwriting discounts and commissions; and (2) our estimated offering expenses. This does not take into account the exercise of the 54,000 Underwriter's Warrants, which will not be exercisable until one year after the closing of this offering. If all of these Underwriter's Warrants are exercised, we may receive up to an additional $519,750.

We intend to use the proceeds we receive from this offering to finance production of the Film and for general corporate purposes. Before we begin production we intend to invest these proceeds in interest-bearing, investment-grade corporate and government securities. We have no understandings, commitments or agreements to acquire or invest in any other company.

A summary of our estimated use of the net proceeds from this offering includes:

             Film Production Costs

                  Direct Production Costs .............   $5.30 million
                  Production Contingency ..............   $ .54 million
                  Production Insurance and Legal ......   $ .18 million
                  Completion Bond Fee .................   $ .14 million
             Total Film Production Costs ..............   $6.16 million
                                                          -------------
             General and Administrative Costs (3 years)   $1.02 million
                                                          -------------

        Total .........................................   $7.18 million
                                                          =============

We have established a line of credit for $50,000 which has been co-signed personally by the Chief Executive Officer of Civilian Capital, the underwriter. These borrowings have been used to cover certain development, legal and accounting costs associated with this offering. This includes a portion of the fees we have incurred from Howard Rice and our auditors, Raimondo Pettit Group. We have agreed to pay down and retire that line of credit out of the net proceeds of this offering or, alternatively, to cause the lender to remove the co-signer from the line of credit if we decide to keep the line of credit in place following the offering.

We expect to enter into agreements that will require a distributor to pay duplicating, advertising and other expenses associated with distributing the Film. Therefore, distribution costs are not included as a part of this offering. See "Risk Factors," "The Motion Picture Industry" and "The Company -- Strategy for Licensing the Film's Distribution Rights".

Management

Executive Officers, Directors and Key Employees

The following sets forth certain information regarding our executive officers, directors and key employees as of April 18, 2003:

Name                              Age     Position
----                              ---     --------

Charles F. Ryan III...........     40     Chairman, Chief Executive Officer and
                                          Chief Financial Officer

Julie G. Lynn.................     36     Vice President, Secretary and Director

Brett W. Young................     38     Director

Charles F. Ryan III has served as our Chief Executive Officer, Chief Financial Officer and the Chairman of our board of directors since our inception. From June, 1999 to present, Mr. Ryan has served as a partner in Mockingbird Pictures, a movie production company he co-founded with Julie Lynn. From February 2001 through March 2002, Mr. Ryan was a senior investment banker at Credit Suisse First Boston, where he was responsible for mergers and acquisitions across a number of industry segments including media and telecommunication, healthcare and general industrial. From July of 1999 through February 2001, Mr. Ryan was the Chief Financial Officer for IFILM, an Internet company with the largest library of on-demand film online. From June 1996 through March of 1999, Mr. Ryan was a Vice President at Goldman Sachs, specializing in corporate finance and mergers and acquisitions in the healthcare industry. Prior to that Mr. Ryan was in the mergers and acquisitions group at Morgan Stanley. Mr. Ryan received his MBA from the Anderson School of Management at UCLA and his B.S. from the McIntire School of Commerce at the University of Virginia.

Julie G. Lynn has served as our Vice President, Secretary and member of our board of directors since our inception. From 2001 until the present, Ms. Lynn has served as the President and Secretary of Apologetic Productions, Inc., a movie production company where she is the sole owner and manager. From June of 1999 until the present, Ms. Lynn has served as a partner in Mockingbird Pictures, a movie production company she co-founded with Charles Ryan. From March of 1996 until May of 1999, Ms. Lynn worked as the Vice President of Production for the Fresh Produce Company, a movie production company. From September of 1994 until March of 1996, Ms. Lynn developed movies as a Creative Executive at Mark Johnson Productions. Before working in film production, Ms. Lynn practiced law as the Director of Programming and the Arts for the non-profit Thomas Jefferson Center. Ms. Lynn received her J.D. from the University of Virginia's Law School, and a B.A. from its College of Arts and Sciences. For additional background on Ms. Lynn's work as a filmmaker, see "The Company -- The Filmmakers".

Brett W. Young has served as a director since our inception. Mr. Young has been an independent financial consultant since 1996. In this capacity he has raised capital for various early-stage companies specifically in the information technology, healthcare technology and services, and financial services industries.

From 1989 to 1996, Mr. Young was employed with HYY Group, a broker-dealer and asset management company located in New York City, as an analyst and portfolio manager. From 1986 to 1989, Mr. Young was employed as an analyst with Levy Harkins & Co., an asset management company located in New York City. Mr. Young is also an advisor to, and minority stockholder of, Civilian Pictures, the parent entity of our underwriter Civilian Capital. Mr. Young graduated from Rutgers College with a B.S. in Economics in 1986.

Audit and Compensation Committees

Our audit and compensation committees' responsibilities include:

o selection of the independent public accountants retained to conduct the annual audit and quarterly review of our financial statements;

o reviewing the proposed scope of the audit and approving the audit fees to be paid;

o reviewing our accounting and financial controls with the independent public accountants and our financial and accounting staff;

o reviewing and approving transactions between us and our directors, officers and affiliates; and

o providing a general review of our compensation plans and ensuring that they meet corporate objectives.

Brett Young and Charles Ryan comprise the Audit Committee, and Brett Young is the single member of our Compensation Committee. Mr. Young has never been an officer or employee of the Company. The Audit Committee has adopted a charter governing its duties and responsibilities.

Neither of our executive officers serve either as a director of any entity that has executive officers serving on our board of directors, or on a committee of any entity that has executive officers serving on our board of directors.

Compensation Arrangements for our Board of Directors

One of our directors, Brett Young, is neither an executive officer nor an employee of the Company. Mr. Young is, however, a minority shareholder of the underwriter. See "Underwriting". He has therefore agreed to resign as a director if at some point in the future the Company reasonably concludes that he does not qualify as an "independent" director.

We have issued to our three directors, Mr. Young, Charles Ryan, our Chief Executive Officer and Chief Financial Officer, and Julie Lynn, our Vice-President and Secretary, an aggregate of 216,000 shares of common stock in connection with the founding of our Company. Mr. Young was initially issued 72,000 shares; Ms. Lynn was initially issued 30,000 shares and Mr. Ryan was initially issued 114,000 shares. The Company has the right to repurchase all of these shares from each director for nominal consideration if at any time prior to the successful completion of this offering he or she is no longer a director. Of these shares, 75% may be repurchased by us at any time prior to the first anniversary of the completion of this offering if he or she has resigned as a director or has been removed by the shareholders for "cause". Of these shares, 50% may be repurchased by us between the first and second anniversary of the completion of this offering if he or she has resigned as a director or has been removed by the shareholders for "cause".

After the second anniversary of the successful completion of this offering we will no longer have any repurchase rights for any director's shares. In addition, if a director is not re-elected prior to the second anniversary of this offering, the Company will no longer have any repurchase rights for such director's shares.

We also intend to reimburse all of our directors for reasonable out-of-pocket expenses incurred to attend board or committee meetings.

Limitation on the Liability of Directors and Indemnification Matters

Our certificate of incorporation, as amended, limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

o     any breach in their duty of loyalty to the Company or our stockholders;

o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o     unlawful payments, dividends, stock repurchases or redemptions; or

o any transaction from which a director derives an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our certificate of incorporation, as amended, and our bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of any indemnified parties. We will also advance fees for the defense of any matter for which indemnification may be available, provided that the indemnified party delivers an undertaking to reimburse such advances if he or she is ultimately determined not to be entitled to indemnification. We are not obligated, however, to make advances in instances where we have sued the indemnified party for certain types of wrongdoing.

Regardless of whether our bylaws permit indemnification, we are permitted to secure insurance on behalf of any officer, employee or other agent for any liability arising out of his or her actions either: in their capacity as an officer, employee or other agent of the Company; or in certain other capacities, such as serving as a director of another corporation at the request of our board of directors. We intend to obtain such insurance in amounts our board of directors considers appropriate.

Executive Compensation and Stock Grants

The Company was recently formed and none of our executive officers has thus far received any cash compensation for his or her roles as officers and directors of the Company.

Charles Ryan. As compensation for serving as our Chief Executive Officer and Chief Financial Officer, Mr. Ryan will receive:

o cash compensation of $25,000, to be paid upon the successful completion of this offering, of which $2,500 had accrued as of December 31, 2002;

o additional cash compensation of $150,000 to be paid ratably over a three year term commencing with the completion of this offering;

o     the right to purchase 144,000 shares of our common stock for $144; and

o a right to contingent compensation equaling 1.0% of the "adjusted cash balances" of the Company as described in "The Company-- Industry Compensation Arrangements".

In the event that Mr. Ryan's three year term ends prior to its full-length, subject to certain exclusion such as being terminated for "cause", all remaining cash compensation shall be accelerated and paid.

Together with the 114,000 shares issued to Mr. Ryan for his duties as a member of our board of directors, his 258,000 total shares of common stock represent 28.7% of the common stock outstanding.

If Mr. Ryan resigns as our CEO and Chief Financial Officer, or is terminated by us for "cause", a portion of his 144,000 shares of common stock are subject to our re-purchase at a nominal consideration of $0.001 per share.

The portion of his common stock subject to our repurchase is:

o     100% prior to the completion of this offering;

o     75% prior to the first anniversary of the completion of this offering;

o     50% prior to the second anniversary of the completion of this offering;
      and

o     25% prior the third anniversary of the completion of this offering.

After the third anniversary of the successful completion of this offering, or if we terminate Mr. Ryan's employment at an earlier date without cause, we will no longer have any repurchase rights for Mr. Ryan's shares.

If Mr. Ryan resigns as our CEO and Chief Financial Officer, or is terminated by us for "cause" before we have finished production of the Film, a portion of his contingent compensation interest is subject to forfeiture. The portion of his contingent compensation subject to forfeiture is:

o     100% prior to the completion of pre-production;

o     80% prior to the completion of principal photography;

o     20% prior to the completion of post-production; and

o     10% prior to the delivery of the final version of the Film.

Julie Lynn. In addition to serving as the unpaid Vice President and Secretary of the Company, Ms. Lynn has entered into a production services agreement with us to serve as the Producer of the Film. As the Producer, Ms. Lynn will:

o continue her various pre-production efforts on behalf of the Film's development;

o     produce the Film;

o     supervise post-production in her capacity as the Film's producer; and

o     assist in the promotion of the Film upon its release.

Ms. Lynn has also committed to provide us with office space through an arrangement with her production company, Apologetic Productions.

As compensation for her efforts as the Film's producer, Ms. Lynn will be paid:

o cash compensation of $150,000, which has been included in the Film's production budget;

o     the right to purchase 270,000 shares of our common stock for $270; and

o a right to contingent compensation equaling 3.75% of the "adjusted cash balances" of the Company as described in "The Company-- Industry Compensation Arrangements".

When combined with the 30,000 shares issued to Ms. Lynn for her duties as a member of our board of directors, her total of 300,000 shares of common stock represent 33.3% of the common stock outstanding.

Ms. Lynn will receive 20% of her cash compensation upon the completion of pre-production, 60% upon the completion of principal photography, 10% upon the completion of post-production and 10% upon the delivery of the final version of the Film. If Ms. Lynn resigns as Producer of the Film or is terminated by us for "cause" prior to the completion of her duties a portion of her contingent compensation interest is subject to forfeiture and a portion of her 270,000 shares of common stock are subject to our re-purchase at a nominal fee. The portion of her cash compensation, contingent compensation and common stock subject to forfeiture are:

o     100% prior to the completion of pre-production;

o     80% prior to the completion of principal photography;

o     20% prior to the completion of post-production; and

o     10% prior to the delivery of the final version of the Film.

Ms. Lynn's cash compensation, including her contingent compensation, will be paid through her film development company, Apologetic Productions. See "Related Party Transactions".

Other Employment Agreements

Keith Gordon. In addition to being a founder of the Company, Keith Gordon has entered into a production services agreement with us to serve as the director of the Film. As the director, Mr. Gordon will be responsible for:

o     directing the Film;

o     revising the script as needed;

o     performing in the Film as needed;

o     supervising post-production in his capacity as the Film's director; and

o     assisting in the promotion of the Film upon its release.

As compensation for his efforts as the Film's director, Mr. Gordon will be paid:

o     cash compensation of $250,000;

o     the right to purchase 270,000 shares of our common stock for $270; and

o a right to contingent compensation equaling 3.75% of the "adjusted cash balances" of the Company as described in "The Company -- Industry Compensation Arrangements".

o Mr. Gordon's 270,000 total shares of common stock represent 30% of the common stock outstanding.

Mr. Gordon will receive 20% of his cash compensation upon the completion of pre-production, 60% upon the completion of principal photography, 10% upon the completion of post-production and 10% upon the delivery of the final version of the Film. If Mr. Gordon resigns as Director of the Film or is terminated by us for "cause" prior to the completion of his duties a portion of his contingent compensation is subject to forfeiture and a portion of his 270,000 shares of common stock are subject to our re-purchase at a nominal fee. The portion of his contingent compensation and common stock subject to forfeiture are:

o     100% prior to the completion of pre-production;

o     80% prior to the completion of principal photography;

o     20% prior to the completion of post-production;

o     10% prior to the delivery of the final version of the Film.

Mr. Gordon's cash compensation, including his contingent compensation, will be paid to him through his creative services company, Sidetracked Productions, Inc., which we refer to in this prospectus as Sidetracked Productions. See "Related Party Transactions".

We believe that fees in our budget for Mr. Gordon and Ms. Lynn are consistent with standard compensation for a director or producer of a movie at this budget level. We also believe that the "net participations" we have arranged with them as contingent compensation and the terms relating to their forfeiture are customary for a movie at this budget level. See "The Company -- Industry Compensation Arrangements".

We have included forfeiture provisions as part of Mr. Gordon's and Ms. Lynn's cash, equity and contingent compensation arrangements so that we will be able to retain and provide adequate incentive for a qualified substitute if either of them is unable to fulfill their obligations on behalf of the Company.

Mr. Ryan, Ms. Lynn and Mr. Gordon's compensation arrangements have been reviewed and approved by Mr. Young as the sole director of the compensation committee, and by our board of directors.

Related Party Transactions

Other than the transactions described below, since we were formed there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which any director or executive officer of the Company, any holder of more than 5% of any class of our voting stock, or any member of the immediate family of any such person has or will have a direct or indirect material interest.

Agreements with Keith Gordon / Sidetracked Productions

Mr. Gordon, one of our founders, is the sole owner and President of Sidetracked Productions, a creative services company which typically contracts Mr. Gordon's services, whether as a director, writer or actor. We have entered into a production services agreement with Sidetracked Productions in order to retain Mr. Gordon to serve as the director of the Film. Any cash compensation referred to in this prospectus relating to Mr. Gordon, including his contingent compensation arrangements, will actually be paid to Sidetracked Productions. See "Management -- Other Employment Agreements" for a discussion of this compensation.

Agreements with Julie Lynn / Apologetic Productions

We have entered into a production services agreement with Apologetic Productions in order to retain Ms. Lynn, our Vice President, Secretary and member of our board of directors, to serve as the producer of the Film. Any cash compensation referred to in this prospectus relating to Ms. Lynn, including her contingent compensation arrangements, will actually be paid to Apologetic Productions. See "Management -- Executive Compensation and Stock Grants" for a discussion of this compensation.

We have also entered into a lease agreement for office facilities with Apologetic Productions.

Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our shares as of April 18, 2003. The information is provided with respect to:

o each person who beneficially owns more than 5% of the outstanding shares of our common stock, which is the only stock we have outstanding previous to this offering;

o     each member of our board of directors;

o     each of the named executive officers; and

o all members of our board of directors and executive officers as a group (3 persons).

Subject to community property laws where applicable, the named person has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned. The percentage of beneficial ownership for each stockholder is based on a total of 900,000 shares of common stock outstanding. The holdings of the persons listed below all are subject to certain rights the Company has to repurchase shares for nominal consideration in certain circumstances. See "Management". We also list below the percentage of votes each person would have after the completion of this offering, assuming the issuance of 900,000 shares of Series A preferred stock and taking into account the fact that the Series A preferred stock possesses only one-half vote per share.

                                    Common Shares             % of Votes after
                                     Beneficially     % of      completion of
     Name of Beneficial Owner           Owned         Class       offering
     ------------------------           -----         -----       --------
          Charles F. Ryan III ...      258,000         28.7%         19.1%

          Julie G. Lynn .........      300,000         33.3%         22.2%

          Brett W. Young ........       72,000            8%          5.3%

     Total Directors and Officers      630,000           70%         46.6%
                                       -------      -------       -------
          Keith G. Gordon .......      270,000           30%           20%
                                       -------      -------       -------
     Total ......................      900,000          100%         66.6%
                                       =======      =======       =======

The address of all directors, executive officers and beneficial owners of more than 5% of our outstanding common stock is 2312 Lorenzo Dr., Los Angeles, CA 90068.

Description of Securities

The following is a summary of material provisions governing our capital stock. This summary is not complete and you should read this together with our amended and restated certificate of incorporation and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Upon the completion of this offering, our authorized capital stock will consist of:

o 900,000 shares of common stock, with a par value $0.001 per share, of which 900,000 shares will be issued and outstanding upon the completion of this offering; and

o 954,000 shares of Series A preferred stock, with a par value $0.001 per share and a liquidation preference of $8.75 per share, of which 900,000 shares will be issued and outstanding upon the completion of this offering and of which an additional 54,000 shares will be issuable upon exercise of the Underwriter's Warrants issued to Civilian Capital.

Description of Our Common Stock

o Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders.

o After all preferences have been paid on outstanding Series A preferred stock, holders of common stock may receive one-quarter of the aggregate amount of any dividends that our board of directors may declare on our Series A preferred stock out of funds legally available for that purpose.

o In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably with the Series A preferred stock in a ratio of 1:4, with the holders of common stock, as a class, receiving 20% of the remaining assets and the Series A preferred stock, as a class, receiving 80% of the remaining assets after payment of liabilities and any liquidation preference of Series A preferred stock that may be outstanding.

o The common stock has no preemptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions.

Description of Our Series A Preferred Stock

o     Our Series A preferred stock is not convertible into common stock.

o Each share of our Series A preferred stock entitles its holder to one-half vote on all matters to be voted upon by stockholders.

o Series A preferred stock holders have a preference at liquidation equal to the issuance price of $8.75 per share.

o After the liquidation preference of $8.75 per share has been satisfied, the remaining assets, if any, would be distributed ratably to both the Series A Preferred and the common stock, as separate classes, in a ratio of 4:1, regardless of the number of shares of Series A preferred stock outstanding, with the holders of Series A preferred stock, as a class, receiving 80% of the remaining assets and the common stock receiving 20% of the remaining assets. See "Management's Plan of Operation".

We currently have no plans to issue any shares of stock after the completion of this offering, other than upon exercise of the warrants to be issued to Civilian Capital, or, if we need to reissue shares of common stock to replace any of our current officers, directors or employees whose shares would first have been repurchased as a result of the termination of their affiliation with the Company.

Warrants

At the closing of this offering we will issue a warrant to our underwriter, Civilian Capital, to purchase up to 54,000 shares of Series A preferred stock. The warrant will become exercisable on the first anniversary of the closing of this offering and will expire on the fifth anniversary. The Warrant will be exercisable at three different exercise prices:

o 18,000 shares at an exercise price of $9.19, which represents 105% of the public offering price of the shares of Series A preferred stock;

o 18,000 shares at $9.63, which represents 110% of the public offering price; and

o 18,000 shares at $10.06, which represents 115% of the public offering price.

The shares of Series A preferred stock underlying the warrants are identical to those offered to the public in this offering. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares issuable upon exercise in certain circumstances, as well as the exercise price. The warrants grant to the holder and to the holders of the underlying Series A preferred stock certain rights of registration of the shares of Series A preferred stock.

Provisions of our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by the board of directors, the Chairman of the board of directors or the Chief Executive Officer. Under our bylaws, stockholders wishing to propose business to be brought before a meeting of stockholders must comply with various advance notice requirements.

Under the amended and restated certificate of incorporation, each share of Series A preferred stock has only one-half vote per share and each share of common stock has one vote per share. As a result, the founders and management, who hold all of the outstanding shares of common stock, will exercise effective control over a majority of the voting stock of the Company. If our founders and management act together, they can significantly influence those matters that require a vote of only a simple majority of voting shares. Such matters include: the election of our directors; our entering into a distribution agreement for the Film; the cessation of all or a substantial part of our business; or the dissolution of the Company.

The amended and restated certificate of incorporation provides that for certain other significant matters an additional level of stockholder approval -- approval by a majority of the shares of Series A preferred stock actually voting -- is required. Examples of these significant matters include:

o     amendments to our certificate of incorporation;

o     the approval of a merger;

o     any additional offerings of shares in the Company;

o     making any additional film other than a sequel to the Film; and

o selling all of our assets (other than as part of a film distribution arrangement).

Finally, the amended and restated certificate of incorporation provides that the highest level of stockholder approval is required for any transaction relating to a material part of our assets that is between us and any of our affiliates. In that instance, approval requires the threshold approval of 50% of all voting stock outstanding and then a second level of approval from a majority of the shares of Series A preferred stock outstanding.

For those matters requiring approval of only 50% of the voting shares outstanding, such as the authorization of a film distribution, licensing or sale arrangement, the requisite approval could be obtained solely from our shares of common stock, without needing any votes from the holders of the Series A preferred stock. As a result, we would not be required to solicit proxies for approval of the holders of Series A preferred stock in such situations. Instead, we would only be required to notify our stockholders no less than ten days prior to the anticipated closing of the proposed distribution, licensing or sale arrangements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Their address is 59 Maiden Lane, Plaza Level, New York, NY 10038; their general website is www.amstock.com; and their telephone number is
(212) 936-5100.

Quotation of our Stock

We intend to seek quotations for our Series A preferred stock on the OTC Bulletin Board, commonly known as the OTCBB. We do not intend to trade our Series A preferred stock on NASDAQ or list on an organized exchange. Inclusion on the OTCBB does not guarantee that an active and liquid trading market will develop. In addition, the OTCBB is being phased out by the NASD in 2003 and a new market known as the Bulletin Board Exchange, or the "BBX", is being established. Unlike the OTCBB, the BBX will have minimal qualitative listing criteria for issuers relating to public float and number of stockholders as well as certain minimal corporate governance requirements. Although these guidelines have not yet been adopted and are still subject to approval by the SEC, proposed guidelines have been released. Based on these proposed guidelines, we anticipate that if this offering is successfully completed we will be able to satisfy the listing standards for the BBX and therefore will be able to have our stock price quoted once the OTCBB is eliminated. If our Series A preferred stock fails to meet the criteria to trade on the BBX, it will trade on an OTC electronic quotation system know as the Pink Sheet Electronic Quotation Service. That system is substantially similar in its workings to the current OTCBB.

Underwriting

Subject to the terms and conditions of the underwriting agreement, we have retained Civilian Capital as our exclusive agent to conduct this offering of 900,000 shares of our Series A preferred stock on a best-efforts, all-or-none basis. Civilian Capital has made no commitment to purchase all or any part of the Series A preferred stock we are offering. Civilian Capital has agreed to use its best efforts to find purchasers for our Series A preferred stock within a period of 90 days from the date of this prospectus, which may be extended by mutual consent of the Company and Civilian Capital for an additional 90 days, and an additional 10 business days thereafter to permit clearance of funds in escrow.

In order to participate in this offering you must be a customer of Civilian Capital approved to invest in public offerings. Civilian Capital limits the maximum investment in public offerings for those who do not qualify as "accredited investors" under federal securities laws. These limits are $10,000 for any individual public offering -- such as this offering -- and $20,000 for any combination of public offerings underwritten by Civilian Capital. Civilian Capital may further limit customer investments in public offerings at its own discretion. Civilian Capital does not limit the size of investments by customers who qualify as accredited investors.

Our Series A preferred stock will not be sold until the registration statement has been declared effective by the Securities and Exchange Commission and the final prospectus becomes available. However, prior to the registration statement being declared effective, persons who have opened an online brokerage account with Civilian Capital may review an electronic copy of this prospectus and place non-binding indications of interest in purchasing shares. Customers may cancel their indications of interest at any time prior to the offering being declared effective by the SEC.

Customers will be notified via email 24 to 48 hours prior to the offering being declared effective. If there are any amendments to the prospectus that require re-circulation, Civilian Capital will require customers to re-confirm their order.

Upon effectiveness of the offering, all indications of interest will become orders to purchase shares and funds will be transferred from Civilian Capital customer accounts to J. P. Morgan Chase Bank, as escrow agent.

The shares of our Series A preferred stock are being offered on a fully paid basis at $8.75 per share. Our stock will be issued to purchasers only if the proceeds from the sale of all 900,000 shares are released to us by the escrow agent. Until funds have been released by the escrow agent, any purchasers will be deemed subscribers and not stockholders. The funds in escrow will be held for the benefit of those subscribers and will not be subject to our creditors or applied to pay the expenses of this offering until the offering is closed and the proceeds are released to us by the escrow agent.

If all of the shares of Series A preferred stock are not sold within 90 days of this prospectus -- or 180 days if we choose to extend the offering period -- this offering will be canceled and all monies received and held in the escrow account will be returned to the subscribers with interest, after deduction of applicable fees and expenses of escrow. During the period of escrow subscribers will not be entitled to refunds of their subscriptions.

In the event that demand for our Series A preferred stock exceeds the shares available, Civilian Capital will allocate our stock to their qualified customers on a "first come, first served" basis, taking into account customer suitability and overall demand. As a result, customers of Civilian Capital may be unable to obtain all or some of the securities they desire to purchase.

Civilian is entitled to receive a cash commission of 7% of the gross proceeds of the securities sold, and the Underwriter's Warrant to purchase 54,000 shares of Series A preferred stock. See "Description of Securities". In addition, Civilian charges customers a clearing fee on equity trades executed through its brokerage services. Customers who receive shares in public offerings are subject to this clearing fee -- which as of the date of this prospectus is a flat fee of $19.95, regardless of the share amount.

We have agreed to indemnify Civilian Capital against certain liabilities, including liabilities under the Securities Act of 1933 and, where such indemnification is unavailable, to contribute to payments that Civilian Capital may be required to make in respect to such liabilities.

Our founders, present officers and present directors, who hold 100% of our outstanding common stock, have agreed not to sell or otherwise dispose of any shares of their common stock or any shares of our Series A preferred stock without the consent of Civilian Capital for a period of eighteen months from the closing of this offering or ten days after the stockholder approval of a domestic distribution, licensing or sale arrangement for the Film, whichever occurs first. In addition, we have agreed to refrain from issuing new shares for six months from the date of this prospectus, other than in connection with the re-issuance of shares of common stock necessitated by the replacement of any current officers, directors or employees whose shares were first repurchased as a result of the termination of their affiliation with the Company.

Civilian Capital may, from time to time, provide general investment banking and financial services to the Company for which it will receive customary fees. There is no such agreement currently in effect.

Option and Stock Grants by the Underwriter to certain of our Founders, Officers and Directors

Civilian Capital's parent company, Civilian Pictures, has issued shares of its common stock or granted options to purchase shares of its common stock to certain of our officers, directors and related persons.

Keith Gordon, one of our founders, and Julie Lynn, our Vice-President, Secretary and a member of our board of directors, have been granted options to purchase shares of Civilian Pictures common stock. These options were issued in September 2001. If exercised, the aggregate amount of stock received by Ms. Lynn and Mr. Gordon will amount to less than 1% of the equity of Civilian Pictures.

Brett Young, who is a member of our board of directors and a member of both our Audit and Compensation committees, is a minority stockholder of, and an advisor to, Civilian Pictures. Mr. Young is not an employee or director of Civilian Pictures and holds less than 5% of its outstanding shares.

Civilian Capital has also played a more extensive role in forming the Company and in supporting this offering than is customary for an underwriter. See "Conflicts of Interest".

New Underwriter

Civilian Capital was formed in April 2000 and became a member of the NASD in October 2000. In addition to general brokerage activities, Civilian Capital's business is to offer and sell securities of entertainment companies which produce films and other entertainment projects. Although certain principals of Civilian Capital have extensive experience in the securities industry, the underwriter has not acted as an underwriter in any other public offering. This lack of operating history may have an adverse effect on this offering and the market for our securities.

Pricing of the Offering

Before this offering there has been no public market for the shares of our Series A preferred stock. The initial public offering price has been determined by the Company in consultation with Civilian Capital. The primary factor we considered when determining the public offering price was the production budget of the Film and is not related to nor indicative of our assets, book value, net worth nor any other established criteria of value. See "Use of Proceeds".

Legal Matters

The validity of the Series A preferred stock offered by this prospectus will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering. The Law Offices of Nicole Page, New York, New York, has acted as special entertainment counsel to the underwriter in connection with this offering and has reviewed certain legal matters relating to the validity of our rights to the script for the Film and other intellectual property necessary for the production and distribution of the Film. Ehrenreich Eilenberg & Krause LLP, New York, New York has acted as counsel to the underwriter in connection with this offering.

Experts

Our financial statements for the period ended December 31, 2002, which appear in this prospectus, have been audited by Raimondo Pettit Group, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Our financial statements are included in reliance upon this report, which was given on the authority of Raimondo Pettit Group as experts in accounting and auditing.

Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto) under the Securities Act with respect to the Series A preferred shares being offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our Series A preferred shares, reference is made to our registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to our registration statement, and each such statement is qualified in all respects by such reference.

Copies of our registration statement may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549 and copies of all or any portion of the registration statement can be obtained from the Securities and Exchange Commission upon payment of certain prescribed fees. Information regarding the operation of the Public Reference Section may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains registration statements, reports, proxy and information statements and other information regarding registrants (including us) that file electronically.

We intend to distribute annual reports containing audited financial statements and will make copies of quarterly reports available for the first three quarters of each fiscal year containing un-audited interim financial statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, Series A preferred shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Series A preferred shares.

                          Index to Financial Statements

                                                                       Page
                                                                       ----

Independent Auditors' Report ...............................           F-2
Balance Sheet ..............................................           F-3
Statement of Operations ....................................           F-4
Statement of Stockholders' Deficit .........................           F-5
Statement of Cash Flows ....................................           F-6
Notes to Consolidated Financial Statements .................           F-7 - F15

                          Independent Auditors' Report

To the Board of Directors
Billy Dead, Inc.
Los Angeles, California

We have audited the accompanying balance sheet of Billy Dead, Inc. (a development stage company) (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholders' deficit and cash flows for the period from inception (September 24, 2002) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Billy Dead, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from inception (September 24, 2002) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will not commence operations, and therefore will not have the opportunity to generate any revenues, unless it raises the majority of its operating capital through an initial public offering of its Series A preferred stock. Since there is no certainty that such funds will be raised, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Raimondo Pettit Group
Torrance, California
February 28, 2003
Except for Note 11, as to which date is April 15, 2003

                                Billy Dead, Inc.

                          (A Development Stage Company)

                                 Balance Sheet

                               December 31, 2002

 Assets
      Current Assets
           Cash ................................................      $ 25,000
           Deferred Offering Costs .............................      $ 13,978
           Due From Stockholders ...............................      $    900
                                                                      --------
      Total Current Assets .....................................      $ 39,878
      Other Assets
           Film Costs ..........................................      $  4,485
                                                                      --------
      Total Other Assets .......................................      $  4,485
                                                                      --------
Total Assets ...................................................      $ 44,363
                                                                      ========
Liabilities
      Current Liabilities
           Line of Credit ......................................      $ 25,000
           Accounts Payable and Accrued Expenses ...............      $  8,815
           Accounts Payable - Related Party ....................      $ 20,066
                                                                      --------
      Total Current Liabilities ................................      $ 53,881
                                                                      --------
Total Liabilities ..............................................      $ 53,881
                                                                      --------
Commitments (Notes 3 & 7)
Stockholders' Deficit
       Preferred Stock $0.001 par value, 954,000 shares
          authorized, none issued and outstanding. Liquidation
          preference: up to $8.75 per share, then 4:1 preference
          to common stock ......................................            --
      Common Stock $0.001 par value, 900,000 shares
          authorized, issued and outstanding ...................      $    900
      Deficit Accumulated During Development Stage .............      ($10,418)
                                                                      --------
Total Stockholders' Deficit ....................................      ($ 9,518)
                                                                      --------
Total Liabilities & Stockholders' Deficit ......................      $ 44,363
                                                                      ========

   The accompanying notes are an integral part of these financial statements.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                             Statement of Operations

  For the period from inception (September 24, 2002) through December 31, 2002

         Revenues ....................................             --
         Operating Expenses:
               General and Administrative ............      $  10,418
                                                            ---------
         Total Operating Expenses ....................      $  10,418
                                                            ---------
         Operating Loss ..............................       ($10,418)
         Other Income ................................             --
         Other Expenses ..............................             --
                                                            ---------
         Net Loss ....................................       ($10,418)
                                                            =========

         Basic and diluted loss per share ............        ($0.025)
                                                            =========
         Weighted average number of shares outstanding        423,273
                                                            =========

   The accompanying notes are an integral part of these financial statements.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                       Statement of Stockholders' Deficit

  For the period from inception (September 24, 2002) through December 31, 2002

                                                  Common Stock
                                              -------------------- Accumulated  Stockholders'
                                               Shares      Amount     Deficit      Deficit
                                              --------    -------- ------------ -------------
Balance at September 24, 2002 ............          --          --          --           --

Common stock issued to directors at
$0.001 per share on September 24, 2002 ...     216,000    $    216          --     $    216

Common stock issued to founders at
$0.001 per share on December 1, 2002 .....     684,000    $    684          --     $    684

Net Loss .................................          --          --    ($10,418)    ($10,418)
                                              --------    --------    --------     --------
Balance at December 31, 2002 .............     900,000    $    900    ($10,418)    ($ 9,518)
                                              ========    ========    ========     ========

   The accompanying notes are an integral part of these financial statements.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                             Statement of Cash Flows

  For the period from inception (September 24, 2002) through December 31, 2002

     Cash flows from operating activities:
        Net Loss ............................................    $(10,418)
        Adjustments to reconcile net loss to net cash used in
        operating activities:
           Change in Operating Assets and Liabilities:
             Film costs .....................................     ($4,485)
             Accounts payable and accrued expenses ..........    $  8,815
             Accounts payable - related party ...............    $  6,088
                                                                 --------
                    Net cash provided by operating activities          --
                                                                 --------
     Cash flows from financing activities:
        Borrowings from bank line of credit .................    $ 25,000
                                                                 --------
                    Net cash provided by financing activities    $ 25,000
     Net increase in cash ...................................    $ 25,000
     Cash at beginning of period ............................          --
                                                                 --------
     Cash at end of period ..................................    $ 25,000
                                                                 ========

     Supplementary disclosure of cash flow information:
        Non-Cash Financing Activities
               Common stock issued to directors .............    $    216
               Common stock issued to founders ..............    $    684
               Amount due from stockholders .................    $    900
               Deferred offering costs ......................    ($13,978)
        Cash paid for interest ..............................          --
        Cash paid for income taxes ..........................          --

   The accompanying notes are an integral part of these financial statements.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                          Notes to Financial Statements

1. BUSINESS AND ORGANIZATION

Billy Dead, Inc. (the "Company") was formed in September 2002 as a Delaware Corporation. The Company plans to develop, produce, edit and market a feature-length motion picture tentatively titled "Billy Dead" (the "Film"). The Company is in the development stage as its activities to date have consisted primarily of organizational activities, such as issuing stock to the founders, establishing a line of credit and preparing for this offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been presented on a going concern basis. The Company's ability to continue as a going concern is contingent upon raising the majority of its operational capital through an initial public offering of Series A preferred stock (the "Offering"). Certain of the Company's agreements, such as the underwriting agreement to be executed by the Company upon the effectiveness of the Registration Statement for the Offering, contain provisions stating that the Company's obligations concerning initial operating expenses and fund raising costs will transfer to other parties if the Offering is not successful (see significant agreements and commitments Note 7). Additionally, future commitments as described in Note 7 will not be incurred if the Offering is not successful. As a result, many of the Company's current and anticipated obligations are contingent upon the successful completion of the Offering, and if the Offering is not successful minimal obligations will remain with the Company. In this event, the Company plans to settle these minimal obligations and dissolve. No adjustments have been made to the accompanying financial statements to provide for this uncertainty or a liquidation basis of accounting.

Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Property and equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. As of December 31, 2002, no property or equipment had been acquired.

Film Costs

In accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position number 00-2 ("SOP 00-2"), the Company uses the individual-film-forecast-computation method for amortizing film costs and accruing participation costs. This method amortizes or accrues (i.e. expenses) the costs in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.

As of December 31, 2002, costs for the Film included certain legal expenses relating to the Film's copyright and intellectual property issues, totaling $4,485. These fees have been paid by Civilian Pictures, the parent company of the Underwriter. The Company intends to reimburse Civilian Pictures for these expenses upon the completion of the Offering.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

Deferred Offering Costs

Costs associated with the Company's initial public offering of its Series A Preferred stock, including legal expenses, filing fees, etc., have been capitalized as the stock has not yet been issued. These costs totaled $13,978 at December 31, 2002, and will be offset against additional paid in capital when the stock is issued.

Income taxes

The Company accounts for income taxes using the liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards (i.e. temporary differences). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in the period that includes the enactment date. As of December 31, 2002, there are no net temporary differences and therefore no deferred income taxes recognized.

Revenue Recognition

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted the SAB 101 from inception in September 2002. As of December 31, 2002, there is no revenue to be recognized.

In accordance with industry standard practice and accounting principles generally accepted in the USA, the Company intends to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. The Company intends to recognize revenues from home video distribution during the period that the Film is available for retail sale.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

Comprehensive Income

Comprehensive income is defined as net income as adjusted for changes to equity resulting from events other than net income or transactions related to an entity's capital structure. Comprehensive income equaled net income for the period presented.

Profit (Loss) Per Common Share

Basic net profit (loss) per common share is computed by dividing net loss by the weighted average number of outstanding common shares during the periods presented. Basic loss per share and diluted loss per share are the same amount because the impact of additional shares that might have

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

been issued under warrant or other agreements would be anti-dilutive. This calculation was made as follows:

          Numerator:

               Net loss ...............................    ($ 10,418)
               Loss available to common stockholders ..    ($ 10,418)
                                                           =========
          Denominator:

                Weighted average shares outstanding ...      423,273
                                                           =========
                Basic and diluted loss per share ......    $  (0.025)
                                                           ---------

3. LINE OF CREDIT

In December 2002, the Company established a line of credit with a bank in the amount of $50,000. A promissory note executed by the Company bears a variable interest rate based on the bank's prime rate plus 1%, but shall not be less than 6%, which was the initial rate as of December 31, 2002. Accrued interest is due monthly and the note matures on December 23, 2003, at which time all outstanding principal and unpaid accrued interest is due. The note is guaranteed by Peter McDonnell, president of Civilian Capital, the Company's underwriter with respect to the Offering (see related party transactions Note 10). The Company intends to repay the line of credit from the proceeds of the public offering of preferred stock or remove Mr. McDonnell as the guarantor upon completion of the initial public offering. As of December 31, 2002, $25,000 had been drawn from the line of credit.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2002, accounts payable and accrued expenses consisted of the following:

             Accrued Compensation .......................    $2,500
             Accrued Legal ..............................    $2,315
             Accrued Accounting .........................    $4,000
             --------------------------------------------    ------
             Total Accounts Payable and Accrued Expenses:    $8,815
                                                             ======

5. CAPITALIZATION

The Company initially sold a total of 108 shares of common stock, no par value, at an aggregate price of $216 ($2 per share) to its initial founders. On December 1, 2002, the Company's Board of Directors and Stockholders approved a 2000 to 1 stock split, resulting in the 108 issued shares splitting into 216,000 shares valued at $0.001. The Board also increased the Company's authorized common stock to 900,000 shares with a par value $0.001. In addition, the Board and Stockholders approved the creation of 954,000 shares of Series A preferred stock, which are the securities to be offered for sale in the Offering. In February 2003, the Company filed a Restated Charter with the Secretary of State of Delaware, putting into effect the aforementioned Board resolutions.

While the Restated Charter was not filed until February 2003, unless otherwise specified in the document:

o all references to the share amounts of the Company's common stock outstanding assume the filing of the Restated Charter and issuance of an aggregate amount of 900,000 shares of common stock as of December 31, 2002; and

o all references to the share amounts of the Company's Series A preferred stock assume the filing of the Restated Charter and authorization of an aggregate amount of 954,000 shares of Series A preferred stock as of December 31, 2002, with no shares currently issued and outstanding.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

6. STOCKHOLDERS EQUITY (DEFICIT)

Common Stock

In connection with various employment agreements entered into by the Company in December 2002, the Company agreed to sell to various members of the Company's management team and the Film's production staff an aggregate of 684,000 shares of common stock for an aggregate purchase price of $684. These agreements, together with agreements entered into with each of the Company's three Directors, effectively provide that all 900,000 shares of the Company's authorized common stock held by the Directors and founders have been issued subject to the payment of $0.001 per share and the continued service of each individual founder, whether as a member of the Company's management team, Board of Directors, or the Film's production staff (see significant commitments and agreements Note 7). The Company has buy-back agreements included within each of these agreements, stipulating that if a holder of the Company's common stock resigns or is terminated for cause (in the case of employment agreements), or ceases to be a Director (other than as a result of being replaced by a stockholder vote), a portion of their shares are subject to the Company's right to re-purchase at a nominal fee of $0.001 per share.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Once a liquidation preference of $8.75 per share has been paid out to the holders of Series A preferred stock, holders of common stock as a class will receive one-quarter of the aggregate amount of any dividends that the Company's Board of Directors may declare on the Series A preferred stock. In the event of the Company's liquidation, the holders of its common stock will share ratably with the Series A preferred stock in a ratio of 1:4, with the entire class of common stock receiving an aggregate of $1 for every $4 of aggregate value distributed to the entire class of Series A preferred stock in all assets remaining after payment of liabilities, including any contingent compensation such as guild residuals or customary "net profit participations" (see contingent compensation Note 8) and any liquidation preference of the Series A preferred stock that may be outstanding. The common stock has no pre-emptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

The Board has authorized but not issued 954,000 shares of Series A preferred stock. The Company is selling 900,000 shares of this Series A preferred stock in the Offering at a price of $8.75 per share. The additional 54,000 shares of Series A preferred stock are reserved for issuance upon the exercise of a warrant to be issued to the underwriter upon the successful conclusion of the Offering.

Each share of Series A preferred stock entitles its holder to one half vote on all matters to be voted on by stockholders. Series A preferred stock is not convertible into common stock. The holders of the Series A preferred stock will have a preference at liquidation equal to the issuance price of $8.75 per share. The Company's remaining assets, if any, would be distributed ratably to both the Series A preferred and the common stock holders in a ratio of 4:1, with each share of Series A preferred stock receiving $4 (or an aggregate of 80% of these assets) in value for every $1 (or an aggregate of 20% of these assets) of value distributed to a share of common stock.

7.  SIGNIFICANT AGREEMENTS AND COMMITMENTS

Board of Directors

The three Directors of the Company collectively hold a total of 216,000 total shares (24% of the common stock outstanding), which they purchased for $0.001 per share for a total of $216. Mr. Ryan initially purchased 114,000 shares for $114. Mr. Young initially purchased 72,000 shares for $72. Ms. Lynn initially purchased 30,000 shares for $30. The Company has the right to repurchase

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

all of these shares from each Director for a nominal consideration of $0.001 per share at any time prior to the successful completion of the Offering if such Director ceases to be a board member during that period. Of these shares, 75% may be repurchased at any time prior to the first anniversary of the completion of the Offering if the Director ceases to be a board member during that period. Of these shares, 50% may be repurchased between the first and second anniversary of the completion of the Offering if the Director ceases to be a board member during that period. The Company shall not have any repurchase rights, however, if a Director ceases to remain a member of the board as a result of a stockholder vote (other than removal for "cause"). After the second anniversary of the successful completion of the Offering, the Company no longer has any repurchase rights for a Director's shares.

The Company will also reimburse all of the Directors for reasonable out-of-pocket expenses incurred to attend board or committee meetings. As of December 31, 2002, no out-of-pocket expenses had been charged to the Company.

Chief Executive Officer and Chief Financial Officer

In December 2002 the Company entered into an agreement with Charles Ryan, who is one of the Company's founders and a member of the Board of Directors, to serve as the Chief Executive Officer and Chief Financial Officer (CEO/CFO). As CEO/CFO, the Company has agreed to pay Mr. Ryan $25,000 as contingent compensation upon the completion of the Offering, of which $2,500 had accrued as of December 31, 2002. In addition, the Company has agreed to pay Mr. Ryan cash compensation of $150,000 ratably over a three year term commencing with the completion of this offering. In the event that Mr. Ryan's three year term ends prior to its full-length, subject to certain exclusion such as being terminated for "cause", all remaining cash compensation shall be accelerated and paid.

The Company has also agreed to pay Mr. Ryan contingent compensation equaling 1% of the "adjusted cash balances" of the Company (see contingent compensation Note
8). If Mr. Ryan resigns as the CEO/CFO, or is terminated for "cause" before the Company has finished production of the Film, a portion of his contingent compensation interest is subject to forfeiture.

As part of Mr. Ryan's employment agreement, the Company agreed to issue 144,000 shares of Common Stock for the payment of $144. When combined with the 114,000 shares Mr. Ryan holds as a Director of the Company, he has a total of 258,000 total shares of common stock (28.7% of the common stock outstanding). If Mr. Ryan resigns as the Company's CEO/CFO, or is terminated by the Company for "cause", a portion of his common stock is subject to the Company's repurchase at a nominal consideration of $0.001 per share.

Producer

Julie Lynn is serving as Vice President, Secretary and Board Member for the Company. Ms. Lynn is receiving no compensation for her duties as the Secretary or Vice President and the Company has no agreement in place with Ms. Lynn concerning these duties.

On December 1, 2002, the Company entered into a Production Services Agreement with Julie Lynn to act as Producer on the Film (Producer Agreement), providing that she will produce the Film in exchange for cash consideration of $150,000, a contractual contingent compensation arrangement equaling 3.75% of the "adjusted cash balances" of the Company (see contingent compensation Note 8) and the issuance to her of 270,000 shares of common stock as a founder of the Company (30% of Company's outstanding common stock) in exchange for her payment of $270. When combined with the 30,000 shares Ms. Lynn holds as a Director of the Company, she has 300,000 total shares of common stock (33.3% of the common stock outstanding).

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

Ms. Lynn will receive 20% of her cash compensation no later than the completion of pre-production, 60% no later than the completion of principal photography, 10% no later than the completion of post-production and 10% no later than the delivery of the final version of the Film. If Ms. Lynn resigns as Producer of the Film or is terminated by the Company for "cause" prior to the completion of her duties as the Film's producer a portion of her contingent compensation arrangement will be subject to forfeiture and a portion of her 270,000 shares of common stock will be subject to re-purchase for a nominal consideration of $0.001 per share. Ms. Lynn's cash compensation, including her contingent compensation, will be paid to her film production company, Apologetic Productions.

Director

On December 1, 2002, the Company entered into a Production Services Agreement with Keith Gordon to act as Director on the Film (Director Agreement), providing that he will be responsible for directing the Film, revising the script as needed, performing in the Film as needed, supervising editing in his capacity as the Film's director, and assisting in the promotion of the Film upon its release. In consideration for his efforts, he will receive cash consideration of $250,000, a contractual contingent compensation arrangement equaling 3.75% of the "adjusted cash balances" of the Company (see contingent compensation Note 8) and the issuance to him of 270,000 shares of common stock as a founder of the Company (30% of Company's outstanding common stock) in exchange for his payment of $270.

Mr. Gordon will receive 20% of his cash compensation no later than the completion of pre-production, 60% no later than the completion of principal photography, 10% no later than the completion of post-production and 10% no later than the delivery of the final version of the Film. If Mr. Gordon resigns as the Film's director, or is terminated by the Company for "cause" prior to the completion of his duties as the Film's director a portion of his cash compensation will be reduced, a portion of his contingent compensation will be subject to forfeiture and a portion of his 270,000 shares of common stock will be subject to re-purchase for a nominal consideration of $0.001 per share. Mr. Gordon's cash compensation, including his contingent compensation, will be paid to his creative services company, Sidetracked Productions.

Underwriting Agreement & Warrants

The Company plans to execute an underwriting agreement with Civilian Capital on or near the date that the offering is declared effective by the Securities and Exchange Commission providing that Civilian Capital will use its best efforts to sell the securities included in the Offering on behalf of the Company. Under the terms of this agreement, if all of the shares are sold, the Underwriter shall be entitled to receive as compensation a commission of 7%.

In connection with the Underwriting Agreement, the Company has also agreed to issue to the Underwriter, upon the completion of this Offering, warrants to purchase up to an aggregate 54,000 shares of Series A preferred stock, $0.001 par value. The warrants will become exercisable on the first anniversary of their issuance and will expire on the fifth anniversary.

Information relating to the warrants which the Company will be obligated to issue (if it enters into the Underwriting Agreement and if the Offering is completed) is summarized by exercise price as follows:

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

                              Warrants to be Issued
                         (if the Offering is completed)

                                             Exercise Price
                           Shares              Per Share
                           ------              ---------
                           18,000                $9.19
                           18,000                $9.63
                           18,000                $10.06

The warrant shares to be issued upon exercise of the Underwriter's Warrants will be identical in all respects to the Series A preferred shares. The warrants contain anti-dilution provisions providing for the adjustment of the number of shares issuable upon exercise in certain circumstances, as well as the exercise price. The warrants grant to the holder and to the holders of the underlying Series A preferred stock certain rights of registration of the shares of Series A preferred stock. The underwriter will pay to the Company on the Closing Date of the Offering the purchase price of $0.001 per Underwriter's Warrant (an aggregate price of $54).

The Underwriting Agreement will also provide that the Company will reimburse the underwriter for any and all fees, taxes and expenses incident to the performance of its obligations under the Underwriting Agreement, including, but not limited to: (i) expenses and taxes incident to the issuance and delivery to the underwriter of the shares to be sold in the Offering; (ii) expenses and filing fees incident the preparation and delivery of the Registration Statement and exhibits; (iii) fees and expenses of the transfer agent and registrar, (iv) the fees payable to the Commission and the National Association of Securities Dealers, Inc. ("NASD").

Civilian Pictures

Civilian Pictures (see related party transactions Note 10), an affiliate of the underwriter of the Offering, has acted in the capacity of managerial consultant to the Company and has agreed to pay certain actual, out-of-pocket set up, operating and offering related expenses on behalf of the Company, and the Company has agreed to repay Civilian Pictures out of the proceeds of the Offering. These expenses relate to license fees, legal and accounting services, entertainment legal matters, blue sky legal matters, postage, and other fees related to the corporate establishment and initial maintenance of the Company, and certain marketing expenses, such as web site development.

Total expenses incurred by Civilian Pictures on behalf of the Company total $20,370 as of December 31, 2002, and include the payment of certain legal expenses relating to the Film's copyright and intellectual property issues, totaling $4,485, which the Company has included as a film production cost (see summary of significant accounting policies Note 2). If the Offering is not successfully completed, the Company has no obligation to reimburse Civilian Pictures for these expenses.

8. CONTINGENT COMPENSATION

The Company intends to enter into contingent compensation arrangements with members of the Film's production staff in the form of "net profit participations" customary in the film industry. These net participations are typically based upon adjusted cash balances of a Company or film production determined through negotiations between the participants. A percentage of these "adjusted cash balances" are paid out as contingent compensation for creative participants in a motion picture production. On December 1, 2002 the board authorized the Company to enter into net participation arrangements with Charles Ryan, Keith Gordon and Julie Lynn for a total of 8.5% of the Company's adjusted cash balances, which the board defined as 8.5% of the Company's net revenues (to be calculated in accordance with industry standards), and further authorized the producers to enter into net participation arrangements for an additional 29% of the Company's net

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

revenues (to be calculated in accordance with industry standards), for an aggregate of 37.5% of the Company's net revenues, to be further defined, negotiated and issued at the discretion of the Film's Producers, Julie Lynn and Keith Gordon. As of December 31, 2002, no net participation agreements had been formalized with any persons other than Mr. Gordon, Ms. Lynn and Mr. Ryan (see significant commitments and agreements Note 7).

Calculation of "Adjusted Cash Balances"

The net participation arrangements that the Company has subsequently entered into are based upon the defined "producer's net profits" or the defined "adjusted gross receipts" of the Company. "Adjusted gross receipts" of the Company is equivalent to the Company's "adjusted cash balances." "Producer's net profits" is defined as 50% of "adjusted gross receipts". The Company will derive its "adjusted cash balance" based upon these definitions. For the purpose of clarity, the Company has used the phrase "adjusted cash balances" throughout this document.

The Company will calculate net participation obligations as 37.5% of the Company's "adjusted cash balances", which will equal the after-tax net income received by the Company in connection with the Film, after first taking into account the liquidation preference of $8.75 per share to the holders of the Company's Class A preferred stock (who are providing financing for the Film through the Offering) and also taking into account a reserve for foreseeable contingent liabilities.

9. INCOME TAXES

At December 31, 2002, the Company had a combined federal and state deferred tax asset of approximately $4,400 relating to approximately $11,000 in organizational expenses, which are capitalized for tax purposes. This entire deferred tax asset has been offset by a valuation allowance for the full amount. There were no other deferred tax assets or liabilities, nor any other provision for income taxes on December 31, 2002.

10. RELATED PARTY TRANSACTIONS

Civilian Pictures, Inc., the parent company of the underwriter of the Offering, has granted options to purchase shares of its common stock to Keith Gordon, who is serving as the Director of the Film, and Julie Lynn, who is serving as the Vice President and Secretary of the Company and the Producer of the Film. The amount of the options granted amount to less than 0.5% of the outstanding common stock of Civilian Pictures. Brett Young, who is a member of the Company's Board of Directors, the Audit Committee and the sole member of the Compensation Committee, is a minority stockholder of, and an advisor to, Civilian Pictures. Mr. Young is not an employee or Director of Civilian Pictures and holds less than 5% of its outstanding shares. Civilian Pictures has advanced on behalf of the Company certain expenses related to this offering (see significant agreements and commitments Note 8).

11. SUBSEQUENT EVENTS

Lease of Corporate Offices

In January 2003, the Company entered into a lease (the "Lease") with Apologetic Productions, a related party controlled by Julie Lynn, a Director and officer of the Corporation, providing, among other things, for the Corporation's rental of 250 square feet of office facilities at 2312 Lorenzo Dr., Los Angeles, California at a rate of $100 per year. This Lease was entered into in January 2003 and can be terminated by either party upon a 30 day written notice.

                                Billy Dead, Inc.

                          (A Development Stage Company)

                    Notes to Financial Statements (Continued)

Option on the Novel

In April 2003, the Company purchased an option to acquire the motion picture rights to the novel "Billy Dead" from a third party for $10,000. The agreement states that if the Company proceeds with production of the Film, the Company can exercise this option and acquire the motion picture rights to the novel for an additional fee based upon a percentage of the actual budget of the Film, and a negotiated portion of the 37.5% of the Company's "adjusted cash balances" set aside for creative Participants (see contingent compensation Note 8).

Option on the Screenplay

In April 2003, the Company purchased an option to acquire the rights to the screenplay "Billy Dead" from a third party for $1. The agreement states that if the Company proceeds with production of the Film, the Company can exercise this option and acquire the motion picture rights to the screenplay for an additional flat fee and a negotiated portion of the 37.5% of the Company's "adjusted cash balances" set aside for creative Participants (see contingent compensation Note
8).

================================================================================

You should rely only on the information contained in this prospectus. Neither Billy Dead, Inc., nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell 900,000 Shares nor is it seeking an offer to buy these securities in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our stock.

Summary................................................................1
Risk Factors...........................................................5
Conflicts of Interest.................................................17
Special Note Regarding Forward-Looking Statements.....................18
Dividend Policy.......................................................19
Capitalization........................................................20
The Company...........................................................21
The Motion Picture Industry...........................................38
Management's Plan of Operation........................................45
Use of Proceeds.......................................................50
Management............................................................51
Related Party Transactions............................................57
Principal Stockholders................................................58
Description of Securities.............................................59
Underwriting..........................................................62
Legal Matters.........................................................65
Experts...............................................................65
Additional Information................................................65
Index to Financial Statements........................................F-1

Through and including _____________, 2003, the 90th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                                 900,000 Shares

                             BILLY DEAD INC [LOGO]

                            Series A Preferred Stock

                                CIVILIAN CAPITAL

                            ___________________, 2003

================================================================================

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Delaware law, our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

o     for any breach of duty of loyalty to us or to our stockholders;

o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

o     under Section 174 of the Delaware General Corporation Law; and

o for any transaction from which the director derived an improper personal benefit.

The certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. The certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

The underwriting agreement (Exhibit 1.1) provides for indemnification by our underwriters, our directors, our officers who sign the registration statement, and our controlling persons for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock we are offering, other than underwriting commissions and discounts. All amounts, except the SEC registration fee and the NASD Filing Fee, are estimates.

Item                                                                    Amount
----                                                                    ------
SEC registration fee                                                     $ 679
NASD filing fee                                                         $1,339
Blue Sky fees and expenses                                             $29,500
Printing and engraving expenses                                        $13,000
Legal fees and expenses                                                $45,000
Accounting fees and expenses                                           $25,000
Transfer Agent, Escrow and Registrar fees                               $5,000
Miscellaneous expenses                                                 $30,481
                                                                      --------
Total                                                                 $150,000
                                                                      ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

In October 2002, we issued 108 shares of our common stock to our three directors in connection with the formation of our company. We received nominal consideration of $2.00 per share (an aggregate of $216.00). The issuance of the securities was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), under the provisions of Section 4(2) and under SEC Regulation D, as it was not a transaction involving a public offering.

In December 2002, the directors and stockholders of our Company approved the Amended and Restated Certificate of Incorporation, pursuant to which the number of authorized shares of common stock would be increased to 900,000 shares, with a par value of $0.001 per share, and a new class of 954,000 shares of Series A Preferred Stock, par value $0.001 per share, was authorized. The directors and stockholders also approved the automatic conversion of each of the 108 previously issued shares of common stock into 2,000 shares, par value $0.001 per share (an aggregate of 216,000 shares) upon the filing of the Amended and Restated Certificate of Incorporation (the "Recapitalization"), which occurred on February 27, 2003.

In December 2002, the directors and stockholders also approved the issuance of an additional 684,000 shares of common stock, subject to the filing of the Amended and Restated Certificate of Incorporation, in connection with the formation of our Company. The shares were issued following the Recapitalization for nominal consideration equal to par value per share (an aggregate of $684), to two of the Company's directors who shall also act as our management team and a third person who is the director of the Film to be produced by the Company. The issuance of the shares was exempt from registration under the Securities Act under the provisions of Section 4(2), as not being a transaction involving a public offering.

ITEM 27. EXHIBITS.

      Exhibit
      Number    Description of Document
      ------    -----------------------

        1.1     Form of Underwriting Agreement.

        3.1     Amended and Restated Certificate of Incorporation.

        3.2     Bylaws.

        4.1     Form of common stock certificate.

        4.2     Form of Series A preferred stock certificate.

        4.3     Form of Underwriter's Warrant Agreement.

        5.1 Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.*

        10.1 Screenplay Option Agreement and Assignment between Billy Dead, Inc. and TAP Entertainment, dated April 7, 2003.

        10.2 Novel Option Agreement and Assignment between Billy Dead, Inc. and Lisa Reardon, dated April 15, 2003.

        10.3 Production Services Directors Agreement dated December 1, 2002 between Billy Dead, Inc. and Keith G. Gordon.

        10.4 Production Services Producers Agreement dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.

        10.5 Lease Agreement dated January 1, 2003 between Billy Dead, Inc. and Apologetic Productions.

        10.6 Loan Repayment Agreement dated December 18, 2002 between Billy Dead, Inc. and Peter McDonnell.

        10.7 Employment Agreement dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.

        10.8 Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.

        10.9 Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Brett W. Young.

        10.10 Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.

        10.11 Form of Lockup Agreement between Civilian Capital, Inc. and each of the founders, officers and directors of Billy Dead, Inc.

        23.1 Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1).*

        23.2    Consent of The Law Offices of Nicole Page.*

        23.3    Consent of Raimondo Pettit Group, Independent Auditors.

        99.1 Form of Escrow Agreement by and between American Stock Transfer and Trust Company, as transfer agent, and Billy Dead, Inc.; and
                J. P. Morgan Chase Bank, as escrow agent, and Billy Dead, Inc.

----------
*     To be filed by amendment

ITEM 28. UNDERTAKINGS.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offerings of such securities at that time shall be deemed to be the initial bona fide offerings thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Billy Dead, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles State of California on the 18th day of April, 2003.

                                By:   /s/ CHARLES F. RYAN III
                                   -------------------------------------------
                                    (Charles F. Ryan III)
                                    President, Chief Executive Officer, Chief
                                    Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles F. Ryan III as his or her true and lawful attorney-in-fact and agent, with full power of substitution for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

        SIGNATURE                      TITLE                          DATE
--------------------------------------------------------------------------------

/s/ CHARLES F. RYAN III   President, Chief Executive Officer,     April 18, 2003
------------------------  Chief Financial Officer and Director
(Charles F. Ryan III)     (Principal Executive, Financial and
                          Accounting Officer)


/s/ JULIE G. LYNN         Vice President, Secretary and Director  April 18, 2003
------------------------
(Julie G. Lynn)


/s/ BRETT W. YOUNG        Director                                April 18, 2003
------------------------
(Brett W. Young)

                                  Exhibit Index


      Exhibit
       Number   Description of Document
      -------   -----------------------

        1.1     Form of Underwriting Agreement.

        3.1     Amended and Restated Certificate of Incorporation.

        3.2     Bylaws.

        4.1     Form of common stock certificate.

        4.2     Form of Series A preferred stock certificate.

        4.3     Form of Underwriter's Warrant Agreement.

        5.1 Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.*

        10.1 Screenplay Option Agreement and Assignment between Billy Dead, Inc. and TAP Entertainment, dated April 7, 2003.

        10.2 Novel Option Agreement and Assignment between Billy Dead, Inc. and Lisa Reardon, dated April 15, 2003.

        10.3 Production Services Directors Agreement dated December 1, 2002 between Billy Dead, Inc. and Keith G. Gordon.

        10.4 Production Services Producers Agreement dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.

        10.5 Lease Agreement dated January 1, 2003 between Billy Dead, Inc. and Apologetic Productions.

        10.6 Loan Repayment Agreement dated December 18, 2002 between Billy Dead, Inc. and Peter McDonnell.

        10.7 Employment Agreement dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.

        10.8 Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Charles F. Ryan III.

        10.9 Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Brett W. Young.

        10.10 Agreement regarding Board Directorship dated December 1, 2002 between Billy Dead, Inc. and Julie G. Lynn.

        10.11 Form of Lockup Agreement between Civilian Capital, Inc. and each of the founders, officers and directors of Billy Dead, Inc.

        23.1 Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation (included in Exhibit 5.1).*

        23.2    Consent of The Law Offices of Nicole Page.*

        23.3    Consent of Raimondo Pettit Group, Independent Auditors.

        99.1 Form of Escrow Agreement by and between American Stock Transfer and Trust Company, as transfer agent, and Billy Dead, Inc.; and
                J. P. Morgan Chase Bank, as escrow agent, and Billy Dead, Inc.

----------------
*       To be filed by amendment